Management’s Discussion and Analysis
and
Condensed Consolidated Financial Statements
December 31, 2018
(Unaudited)

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

I.	INTRODUCTION
This document should be read in conjunction with the International Finance Corporation’s (IFC or the Corporation) consolidated financial statements and management’s discussion and analysis issued for the year ended June 30, 2018 (FY18). IFC undertakes no obligation to update any forward-looking statements.
BASIS OF PREPARATION OF IFC’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (GAAP). IFC’s accounting policies are discussed in detail in Note A to IFC’s Condensed Consolidated Financial Statements as of and for the three and six months ended December 31, 2018 (FY19 YTD Financial Statements).
Management uses income available for designations (Allocable Income) (a non-GAAP measure) as a basis for designations of retained earnings. Allocable Income generally comprises net income excluding net unrealized gains and losses on equity investments and net unrealized gains and losses on non-trading financial instruments accounted for at fair value, income from consolidated entities other than AMC, and expenses reported in net income related to prior year designations.

II.	SELECTED FINANCIAL DATA AND FINANCIAL RATIOS

	As of and for the six months ended		As of and for the three months ended		As of and for the year ended
Investment Program (US$ millions)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	June 30, 2018
Long-Term Finance	$2,872	$4,687	$1,753	$2,948	$11,630
Core Mobilization	3,939	2,926	3,239	2,602	11,671
Total commitments (Long-Term Finance and Core Mobilization)	$6,811	$7,613	$4,992	$5,550	$23,301
Condensed Consolidated Statement of Operations (US$ millions)
(Loss) income before grants to IDA	$(847)	$435	$(401)	$342	$1,360
Grants to IDA	—	—	—	—	(80)
Net (loss) income	$(847)	$435	$(401)	$342	$1,280
Income available for designations (a non-GAAP measure)	$479	$351

Key Financial Ratios	as of December 31, 2018	as of December 31, 2017	as of June 30, 2018
Deployable strategic capital (DSC) as a percentage of Total Resources Available (TRA)	12.0%	5.2%	8.7%
Cash and liquid investments as a percentage of next three years’ estimated net cash requirements	98%	91%	100%
Debt to equity ratio	2.3:1	2.7:1	2.5:1
Return on average assets (GAAP-basis)*	(1.8)%	0.9%	1.4%
Return on average capital (GAAP-basis)*	(6.4)%	3.4%	5.0%
* These ratios are not directly comparable due to the adoption of ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities.
IFC’s Capital Adequacy, as measured by DSC was 12.0% at the end of FY19 Q2, higher than the 8.7% level at the end of FY18 Q4. Of the 3.3 percentage points (PP) increase in DSC in FY19 Q2, 0.3 pp is due to the one-time accounting change for equity investments, and 3.0 pp is due to portfolio changes, as well as positive allocable income.
IFC’s debt-to-equity ratio was 2.3:1, well within the maximum of 4:1 required by the policy approved by IFC’s Board of Directors and IFC’s overall liquidity as a percentage of the next three years' estimated net cash needs stood at 98%, above the minimum requirement of the Board of 45%.

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Management’s Discussion and Analysis

III. OVERVIEW
IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 184 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)2 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD.
The mission of the WBG is defined by two goals (the Twin Goals): to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally by 2030; and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population of every developing country.
IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC’s principal investment products are loans and equity investments, with smaller debt security and guarantee portfolios. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions which meet core mobilization criteria, the non-IFC portion of commitments in IFC’s initiatives, and the non-IFC investment portion of commitments in funds managed by IFC’s wholly owned subsidiary, IFC Asset Management Company LLC (AMC), (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (or net worth).
IFC’s capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars ($ or US$) or swapped into US dollars but it has a growing portion of debt issuances denominated in currencies other than USD and which are invested in such currencies. Overall, IFC seeks to minimize foreign exchange and interest rate risks arising from its loans and liquid assets by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.
Following the Spring Meetings in April 2018, a financing package, comprising: (i) a three-step capital raising process: conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and a General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 183 replenishment cycle; and (iii) internal measures for increased efficiency was endorsed by the Board of Governors.
The Management’s Discussion and Analysis contains forward looking statements which may be identified by such terms as “anticipates,” “believes,” “expects,” “intends,” “plans” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC’s control. Consequently, actual future results could differ materially from those currently anticipated.
FINANCIAL PERFORMANCE SUMMARY
Beginning in FY19, IFC’s net income includes all unrealized gains and losses on investments in equity securities, resulting from adopting ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01), as discussed in more detail in Note A to the FY19 YTD Financial Statements. This has caused, and will continue to cause, volatility in net income given the size of IFC’s current equity portfolio, the higher balances of equity investments recorded at fair value through net income, and the volatility inherent in security prices and investment valuations.
The overall market environment also has a significant influence on IFC’s financial performance. During FY19 Q2, emerging equity markets continued their negative trend since the beginning of calendar year 2018, commodity prices fell, and IFC’s major investment currencies were generally flat against IFC’s reporting currency, the US dollar. The primary driver of IFC’s net loss in FY19 YTD, and decline compared to the six months ended December 31, 2017 (FY18 YTD), was the overall loss on equity investments. IFC also recorded higher debt security impairment losses due to the significant depreciation of a currency that was deemed other than temporary in FY19 Q1. However, IFC also recorded higher foreign currency transaction gains on non-trading activities related to economic hedges of the exposure to this currency, which substantially offset the impact of the debt security impairment losses. IFC also recorded higher income from liquid asset trading activities, higher loan and debt security income, lower provisions for losses on loans and guarantees, and higher service fees.
2 The other institutions of the World Bank Group are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guaranty Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).
3 A replenishment occurs every three years and involves donors and borrower representatives determining IDA’s strategic directions, financing, and allocation rules.

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Management’s Discussion and Analysis

IFC reported a net loss of $847 million in FY19 YTD, as compared to income of $435 million in FY18 YTD, a decrease of $1,282 million. IFC’s financial performance is detailed more fully in Section VII - Results of Operations.
Income Available for Designations (a non-GAAP measure) was $479 million in FY19 YTD, compared with $351 million in FY18 YTD. Given the adoption of ASU 2016-01, IFC plans to review the definition of Income Available for Designations during FY19.
Table 1: Reconciliation of reported Net (Loss) Income to Income Available for Designations (US$ millions)

	FY19 YTD	FY18 YTD
Net (loss) income	$(847)	$435
Adjustments to reconcile Net Income to Income Available for Designations
Unrealized losses (gains) on investments	1,187	(133)
Unrealized losses on borrowings	121	30
Advisory Services Expenses from prior year designations	17	19
Other	1	—
Income Available for Designations	$479	$351
IV. CLIENT SERVICES
BUSINESS OVERVIEW
IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.
For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, assesses the quality of the development benefits realized.
IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.
IFC provides a range of financial products and services to its clients to promote sustainable enterprises, encourage entrepreneurship, and mobilize resources that wouldn’t otherwise be available. IFC’s financing products are tailored to meet the needs of each project. Investment services product lines include: loans, equity investments, trade finance, loan participations, structured finance, client risk management services, and blended finance.
IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.
INVESTMENT PROGRAM
COMMITMENTS
In FY19 YTD, the Long-Term Finance program was $2,872 million, as compared to $4,687 million in FY18 YTD and Core Mobilization was $3,939 million, as compared to $2,926 million in FY18 YTD, a total decrease of 11%.
In addition, the average outstanding balance of Short-Term Finance was $3,524 million at December 31, 2018, as compared to $3,435 million at June 30, 2018.

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Management’s Discussion and Analysis

CORE MOBILIZATION
Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the Table below.
Table 2: FY19 YTD vs FY18 YTD Long-Term Finance and Core Mobilization (US$ millions)

	FY19 YTD	FY18 YTD

Total Long-Term Finance and Core Mobilization[4]	$6,811	$7,613
Long-Term Finance
Loans	$2,338	$3,955
Equity investments	295	646
Guarantees	212	36
Client risk management	27	50
Total Long-Term Finance	$2,872	$4,687
Core Mobilization
Loan participations, parallel loans, and other mobilization
Parallel loans	$1,428	$883
Loan participations	793	943
Managed Co-lending Portfolio Program	205	141
Debt Security Mobilization	86	—
Other Mobilization	403	—
Total loan participations, parallel loans and other mobilization	$2,915	$1,967
AMC (see definitions in Table 3)
GEM Funds	$90	$28
Asia Fund	43	15
Global Infrastructure Fund	33	—
FIG Fund	18	—
Catalyst Funds	3	20
MENA Fund	—	16
Total AMC-Related	$187	$79
Other initiatives:
Debt and Asset Recovery Program	$486	$—
Public Private Partnership	351	445
Global Trade Liquidity Program, Critical Commodities Finance Program and Global Warehouse Finance Program	—	435
Total other initiatives	$837	$880
Total Core Mobilization	$3,939	$2,926
INVESTMENT DISBURSEMENTS
IFC disbursed $5,361 million for its own account in FY19 YTD ($5,480 million in FY18 YTD): $4,357 million of loans ($4,024 million in FY18 YTD), $466 million of equity securities ($544 million in FY18 YTD), and $538 million of debt securities ($912 million in FY18 YTD).
INVESTMENT PORTFOLIO
The carrying value of IFC’s investment portfolio was $43,240 million at December 31, 2018 ($42,264 million at June 30, 2018), comprising the loan portfolio of $24,246 million ($23,609 million at June 30, 2018), the equity portfolio of $13,135 million ($13,032 million at June 30, 2018), and the debt security portfolio of $5,859 million ($5,623 million at June 30, 2018).
The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) less reserves against losses on loans; (iii) unamortized deferred loan origination fees, net and other; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held
4 Debt security commitments are included in loans and equity investments based on their predominant characteristics.

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Management’s Discussion and Analysis

by consolidated variable interest entities; and (vi) unrealized gains and losses on investments. The carrying value of IFC’s investment portfolio at December 31, 2018 includes $1,433 million of cumulative unrealized gains on equity securities as of June 30, 2018 that were previously accounted for at cost less impairment.
GUARANTEES AND PARTIAL CREDIT GUARANTEES
IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms.
Guarantees of $3,972 million were outstanding (i.e., not called) at December 31, 2018 ($4,096 million at June 30, 2018).
AMC
AMC, a wholly-owned subsidiary of IFC, invests third-party capital and IFC capital, enabling outside investors to benefit from IFC’s expertise in achieving attractive returns, as well as positive development impact in the countries in which it invests in developing and frontier markets. Investors in funds managed by AMC include sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs). AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.
Cumulatively through December 31, 2018, AMC has raised total funds of $10.1 billion ($10.1 billion at June 30, 2018).
The Funds Managed by AMC and their activities as of and for the six months ended December 31, 2018 and 2017 are summarized below:
Table 3: Funds Managed by AMC and their Activities FY19 YTD vs FY18 YTD (US$ millions unless otherwise indicated)

	Through December 31, 2018				For the six months ended December 31, 2018
	Total funds raised since inception			Cumulative investment commitments **	Investment commitments made by Fund ***	Investment disbursements made by Fund
	Total	From IFC	From other investors
Investment Period
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)*	$1,430	$200	$1,230	$931	$40	$56
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	320	—	4
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	158	25	5
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	507	110	56
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	52	—	1
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	99	12	12
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	145	55	43
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	2
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	384	5	33
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)****	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$6,524	$247	$212
*     Includes co-investment fund managed by AMC on behalf of Fund LPs.
**     Net of commitment cancellations.
***     Excludes commitment cancellations from prior periods.
****     The Russian Bank Cap Fund has completed the exit from all its investments and was liquidated during FY18.

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Management’s Discussion and Analysis

	Through December 31, 2017				For the six months ended December 31, 2017
	Total funds raised since inception			Cumulative investment commitments **	Investment commitments made by Fund ***	Investment disbursements made by Fund
	Total	From IFC	From other investors
Investment Period
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	$418	$75	$343	$335	$29	$21
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)*	1,430	200	1,230	868	—	—
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	320	—	59
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	133	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	242	35	38
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	52	25	2
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	89	19	32
IFC Emerging Asia Fund, LP (Asia Fund)	640	150	490	90	20	—
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,619	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	901	—	—
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)****	550	250	300	82	—	—
Total	$10,002	$2,265	$7,737	$6,087	$128	$152
*    Includes co-investment fund managed by AMC on behalf of Fund LPs.
**    Net of commitment cancellations.
***    Excludes commitment cancellations from prior periods.
****    The Russian Bank Cap Fund has completed the exit from all its investments and was liquidated during FY18.
ADVISORY SERVICES
It takes more than finance to achieve sustainable development. IFC’s experience shows the powerful role advice can play in unlocking private sector investment, helping businesses to expand and create jobs.  IFC’s advisory engagements play an important role in helping to strengthen the WBG’s efforts to end poverty and boost shared prosperity.
To help address increasingly complex development challenges, IFC initiated a holistic approach to create markets and mobilize private investment as articulated in IFC’s Creating Markets strategy. Advisory is critical for IFC’s delivery on this new strategy by bringing together the diverse WBG actions needed to create markets and by focusing on building a pipeline of bankable projects, especially in IDA and FCS countries.  Advisory will also continue to deliver proven solutions that support clients to raise their standards and expand their market access, while working to enable sector reform and develop a level playing field in IFC’s client countries.
INVESTMENT PORTFOLIO INITIATIVES
MANAGED CO-LENDING PORTFOLIO PROGRAM (MCPP)
The MCPP is an investment platform that uses a portfolio approach to mobilize third-party investors alongside IFC for the benefit of IFC's emerging markets clients. The MCPP offers an innovative new approach to syndications and represents one of the few active delivery mechanisms for leveraging new pools of private-sector capital for development objectives.
MCPP creates loan portfolios for investors that mimic segments of IFC's own future portfolio—similar to an index fund. Each MCPP facility is crafted to meet the individual needs of investors and to address the business challenges and regulatory hurdles they face in taking emerging markets exposures.

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As of December 31, 2018, eight global investors have committed over $7 billion to MCPP; four investors participate exclusively in infrastructure projects, two exclusively in financial institutions, and two others are cross-sectoral. Investors have also approved funding for 136 projects totaling $5.6 billion across 46 countries as of FY19 Q2-end. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ eligibility criteria.
PRIVATE SECTOR WINDOW
A $2.5 billion IFC-MIGA Private Sector Window (PSW) has been created in the IDA 18 Replenishment. Its goal is to mobilize private sector investment in IDA-only and IDA-eligible fragile and conflict-affected countries, with particular emphasis on fragile and conflict-affected countries. The PSW is deployed through four facilities: the Local Currency Facility, the Risk Mitigation Facility, MIGA Guarantee Facility and the Blended Finance Facility. These facilities have been designed to target critical challenges faced by the private sector in these difficult markets and leverage IFC and MIGA’s business platforms and instruments. As of December 31, 2018, $191 million of instruments under the PSW had been approved, of which $138 million relates to IFC. Refer to Note Q to the FY19 YTD Financial Statements for transactions details.
V. LIQUID ASSETS
All liquid assets are managed according to an investment authority approved by the Board of Directors and liquid asset investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
IFC funds its liquid assets from two sources, borrowings from the market (funded liquidity) and capital (net worth). Liquid assets are managed in a number of portfolios related to these sources.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid asset portfolios on an aggregate portfolio basis against each portfolios benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps and futures and options, and it takes positions in various industry sectors and countries.
IFC’s liquid assets are accounted for as trading portfolios. The net asset value of the liquid assets portfolio was $39.5 billion at December 31, 2018 ($38.9 billion at June 30, 2018). The increase in FY19 YTD was primarily due to an increase of $1.1 billion in the Managed Net Worth portfolio that reflects investment of cash from equity and hybrid-equity sales net of new equity investments plus net income from Investment Operations and liquidity management. Funded Liquidity declined by $0.5 billion due to net debt redemptions and net disbursements to clients.
FUNDED LIQUIDITY
The primary funding source for liquid assets is borrowings from market sources (Funded Liquidity). Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally against money market benchmarks. A small portion of Funded Liquidity is managed by third parties with the same benchmark as that managed internally.
MANAGED NET WORTH
The second funding source of liquid assets is that portion of IFC’s net worth not invested in equity and equity-like investments (Managed Net Worth) which is managed against a U.S. Treasury benchmark. A portion of these assets are managed by third parties with the same benchmark as that managed internally.
Income from liquid assets trading activities5 was $562 million in FY19 YTD, $403 million from Funded Liquidity and $159 million from Managed Net Worth.
VI. FUNDING RESOURCES
BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.
IFC’s new medium and long-term borrowings (after the effect of borrowing-related derivatives) totaled $9.4 billion during FY19 YTD ($7.5 billion in FY18 YTD) with the increase due to the paced implementation of the funding program for FY19 and in consideration of the Corporation's maturing borrowings and net disbursement needs. IFC is increasingly using its borrowings
5 Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately from income from liquid assets trading activities in foreign currency gains and losses on non-trading activities and the effects of internal trades related to foregone swapping of market borrowings and Funded Liquidity in certain currencies.

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issuances as a tool to promote capital markets development in emerging and frontier markets. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances. As a result, borrowings from market sources at December 31, 2018 with no associated interest rate swap or currency swap amounted to 5% of the total borrowings from market sources (5% at June 30, 2018).
Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. IFC’s mandate to help develop domestic capital markets can result in raising local currency funds. As of December 31, 2018, $2.7 billion ($2.7 billion as of December 31, 2017) of such non-US$ denominated market borrowings were outstanding, denominated in Botswana pula, Chinese renminbi, Costa Rican colon, Dominican peso, Georgian lari, Indian rupee, Indonesian rupiah, Kazakhstan tenge, Myanmar kyat, Namibian dollar, New Romanian lei, New Serbian dinar, Philippine peso, Rwanda franc, Turkish lira, Ukraine hrivnya and Uzbekistan sum. Proceeds of such borrowings were invested in such local currencies, on-lent to clients, and/or partially swapped into US dollars.
IFC has short term discount note programs in US dollar, Chinese renminbi and Turkish lira to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. During FY19 YTD, IFC issued $7.4 billion of discount notes and $2.7 billion were outstanding as of December 31, 2018.
CAPITAL AND RETAINED EARNINGS
Table 4: IFC's Capital (US$ millions)

	December 31, 2018	June 30, 2018
Capital
Capital stock, authorized	$2,580	$2,580
Capital stock, subscribed and paid-in	$2,566	$2,566
Accumulated other comprehensive (loss) income	(860)	264
Retained earnings	25,331	23,306
Total capital	$27,037	$26,136
At December 31, 2018 and June 30, 2018, retained earnings comprised the following:
Table 5: IFC's Retained Earnings (US$ millions)

	December 31, 2018	June 30, 2018
Undesignated retained earnings	$24,928	$23,116
Designated retained earnings:
Creating Markets Advisory Window (CMAW)	184	122
Grants to IDA	115	—
Advisory services	84	46
IFC SME Ventures for IDA countries	16	17
Performance-based grants	4	5
Total designated retained earnings	$403	$190
Total retained earnings	$25,331	$23,306

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As discussed in Note A to the accompanying Condensed Consolidated Financial Statements, IFC adopted ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities, as of July 1, 2018, and recorded a transition adjustment, which resulted in an increase of $2,872 million in retained earnings and a decrease of $1,359 million in accumulated other comprehensive income, for a total increase in capital of $1,513 million.
DESIGNATIONS OF RETAINED EARNINGS
Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and, beginning in FY08, on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.
IFC’s Board of Directors approved a change to the sliding-scale formula and the methodology used for calculating the incremental rate of designation, beginning with the designation in respect of FY17. The revised approach establishes a threshold that no designations of any kind can take place if IFC’s DSC ratio is below 2%, and establishes a framework for prioritizing future designations to advisory services and for transfers to IDA based on IFC’s DSC ratio and a cushion for advisory services. IFC has also created a new mechanism that was funded for the first time in FY18, CMAW, to focus on market creation in eligible IDA countries and fragile and conflict situations.
The revised approach also establishes a maximum cumulative amount that can be contributed to IDA, during the IDA 18 Replenishment, of $300 million, with no more than $100 million in any given year (plus any shortfall from earlier years).
The approach also caps transfers to IDA during a fiscal year at IFC’s Net Income, if any, for the nine months ended March 31 of that fiscal year with actual transfer to occur in June of that fiscal year. Any amounts designated the prior year and not transferred pursuant to this requirement would be deferred to the next fiscal year. Transfers to IDA will also be deferred to the next fiscal year if capital as reported on IFC’s condensed consolidated balance sheet has declined between June 30 of the prior fiscal year and March 31 of that fiscal year.
IFC recognizes designations of retained earnings for Advisory Services and CMAW when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors. Expenditures for the various approved designations are recorded as expenses in IFC’s condensed consolidated statement of operations in the period in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.
On August 9, 2018, the Board of Directors approved a designation of $70 million of IFC’s retained earnings for IFC’s CMAW, $45 million of IFC’s retained earnings for advisory services, and, subject to the conditions detailed above, a designation of up to $115 million of IFC’s retained earnings for grants to IDA. These designations were noted with approval by the Board of Governors on October 12, 2018.

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Management’s Discussion and Analysis

VII. RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income (loss) and comprehensive income (loss) and influences on the level and variability from year to year are:
Table 6: Main Elements of Net Income (Loss) and Comprehensive Income (Loss)

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provisions for losses on loans and guarantees	Risk assessment of borrowers and probability of default and loss given default.
Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved and actual administrative expenses and other budgets.

Gains and losses on other non-trading financial instruments accounted for at fair value
Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread (beginning in FY19 Q1, changes attributable to IFC’s credit spread are reported in other comprehensive income, prior to FY19 Q1, such changes were reported in net income) and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Grants to IDA	Level of the Board of Governors-approved grants to IDA.
Other comprehensive income (loss):
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance and consideration of the extent to which unrealized losses are considered other than temporary. Debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

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Management’s Discussion and Analysis

The following paragraphs detail significant variances between FY19 YTD vs FY18 YTD, covering the periods included in IFC’s FY19 YTD Condensed Consolidated Financial Statements.
NET INCOME
SIX MONTHS ENDED DECEMBER 31, 2018
IFC reported a loss before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $717 million in FY19 YTD, as compared to income of $369 million in FY18 YTD. The $1,086 million decrease in income in FY19 YTD when compared to FY18 YTD was principally a result of the following:
Table 7a: Change in Net (Loss) Income FY19 YTD vs FY18 YTD (US$ millions)

Increase (decrease) FY19 YTD vs FY18 YTD
Higher unrealized losses on equity investments and associated derivatives, net	$(1,215)
Higher charges on borrowings	(301)
Lower realized gains on equity investments and associated derivatives, net	(240)
Higher other-than-temporary impairments on debt securities	(221)
Lower dividend income on equity investments	(39)
Lower provisions for losses on loans, guarantees, accrued interest and other receivables	41
Higher debt security income (excluding impairments)	63
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives	190
Higher income from liquid asset trading activities	195
Lower other-than-temporary impairments on equity investments	219
Higher foreign currency transaction gains on non-trading activities	253
Other, net	(31)
Change in (loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$(1,086)

	FY19 YTD	FY18 YTD
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$(717)	$369
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(130)	66
Net (loss) income	$(847)	$435

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Management’s Discussion and Analysis

THREE MONTHS ENDED DECEMBER 31, 2018
IFC reported a loss before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $224 million in FY19 Q2, as compared to income of $335 million in FY18 Q2. The $559 million decrease in income in FY19 Q2 when compared to FY18 Q2 was principally a result of the following:
Table 7b: Change in Net (Loss) Income FY19 Q2 vs FY18 Q2 (US$ millions)

Increase (decrease) FY19 Q2 vs FY18 Q2
Higher unrealized losses on equity investments and associated derivatives, net	$(418)
Lower realized gains on equity investments and associated derivatives, net	(251)
Higher charges on borrowings	(161)
Lower dividend income on equity investments	(43)
Higher provisions for losses on loans, guarantees, accrued interest and other receivables	(19)
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives	61
Lower other-than-temporary impairments on equity investments	82
Higher income from liquid asset trading activities	205
Other, net	(15)
Change in (loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$(559)

	FY19 Q2	FY18 Q2
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$(224)	$335
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(177)	7
Net (loss) income	$(401)	$342
A more detailed analysis of the components of IFC’s net income (loss) follows.
INCOME FROM LOANS AND GUARANTEES, INCLUDING REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES
IFC’s primary interest earning asset is its loan portfolio. Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY19 YTD totaled $848 million, compared with $658 million in FY18 YTD, an increase of $190 million.
The disbursed loan portfolio increased by $515 million from $25,172 million at June 30, 2018 to $25,687 million at December 31, 2018. The increase in the loan portfolio is due to disbursements net of repayments ($841 million in FY19 YTD), partially offset by reduction in loans outstanding due to currency exchange rate fluctuations ($166 million in FY19 YTD) and write-offs net of recoveries ($160 million in FY19 YTD). IFC’s reporting currency, the US dollar, appreciated significantly against emerging market investment currencies in FY19 YTD.
The weighted average contractual interest rate on loans at December 31, 2018 was 6.4% (6.0% as of June 30, 2018), up from 5.4% at December 31, 2017 reflecting the rise in LIBOR as many of IFC’s loans periodically reprice.

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Management’s Discussion and Analysis

Table 8: FY19 YTD Change in Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives (US$ millions)

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY18 YTD	$658
Increase due to increase in interest rates	117
Increase due to higher income from derivatives associated with loans	55
Increase due to increase in loan portfolio	20
Increase due to higher recognition of deferred interest	16
Increase due to lower realized losses on loans	1
Decrease due to higher amount of interest reversed on non-accruing loans, net	(3)
Decrease due to lower income from participation notes, fees and other income	(16)
Change in Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$190
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY19 YTD	$848
(LOSS) INCOME FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from the equity investment portfolio, including associated derivatives, decreased by $1,275 million from $442 million of income in FY18 YTD to losses of $833 million in FY19 YTD.
IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met and, where applicable, lock ups have expired. Gains and losses on equity investments and associated derivatives comprise realized and unrealized gains.
IFC recognized realized gains on equity investments and associated derivatives for FY19 YTD of $242 million, as compared with $482 million for FY18 YTD, a decrease of $240 million. Realized gains on equity investments and associated derivatives are concentrated in a small number of investments. In FY19 YTD, there were three investments that generated individual realized capital gains in excess of $20 million for a total of $227 million, or 94%, of the FY19 YTD realized gains, compared to nine investments that generated individual capital gains in excess of $20 million for a total of $282 million, or 59%, of the FY18 YTD realized gains. Dividend income in FY19 YTD totaled $100 million, as compared with $139 million in FY18 YTD.
Beginning in FY19, all equity investments are accounted for at fair value through net income due to the adoption of ASU 2016-01 as discussed in Note A to the accompanying Condensed Consolidated Financial Statements. As a result, there were no other-than-temporary impairments on equity investments in FY19 YTD, as compared with $219 million in FY18 YTD.
Net unrealized losses on equity investments and associated derivatives were $1,178 million (including reversals of unrealized gains, measured against original disbursement, upon realization) in FY19 YTD compared to net unrealized gains of $37 million in FY18 YTD due to lower valuations coupled with the higher balance of equity investments recorded at fair value through net income due to the adoption of ASU 2016-01. At December 31, 2018, $13,135 million of equity investments were accounted for at fair value with changes in fair value being reported in net income compared to $6,794 million at June 30, 2018. Prior to FY19, the change in fair value of equity investments classified as available-for-sale were recorded in other comprehensive income, and no unrealized gains and losses were recorded on equity investments measured at cost less impairment. ASU 2016-01 was applied through a cumulative adjustment to beginning period balances with no change to prior period reported results.
INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES
Income from debt securities and associated derivatives declined by $158 million from income of $102 million in FY18 YTD to losses of $56 million in FY19 YTD. The decrease was primarily due to other-than-temporary impairments on debt securities of $246 million in FY19 YTD ($25 million in FY18 YTD), which includes $238 million in FY19 Q1 related to cumulative foreign exchange losses reflecting the significant currency depreciation in a country with a large debt security exposure deemed as other than temporary. This was partially offset by an increase in interest income of $51 million in FY19 YTD when compared with FY18 YTD driven by higher average debt security balances.
PROVISION FOR LOSSES ON LOANS, GUARANTEES, ACCRUED INTEREST AND OTHER RECEIVABLES
Non‑performing loans (NPLs) decreased by $43 million, from $1,400 million of the disbursed loan portfolio at June 30, 2018 to $1,357 million6 at December 31, 2018. The decrease of $43 million was due to write-offs ($180 million), positive developments such as repayments and prepayments ($150 million) and other changes ($23 million), partially offset by increase in NPL balances due to $310 million of loans and loan-like debt securities being placed in NPL status. In FY19 YTD, seven loans greater than $10 million, totaling $280 million, were placed in NPL status.
6 Includes $48 million reported as debt securities on the Balance Sheet as of December 31, 2018 ($23 million - June 30, 2018).

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Management’s Discussion and Analysis

IFC recorded a net provision for losses on loans, guarantees, accrued interest and other receivables of $51 million in FY19 YTD ($77 million specific provisions on loans, $31 million release of portfolio provisions on loans, $5 million net provision on guarantees, other receivables and accrued interest) as compared to a provision of $92 in FY18 YTD ($88 million specific provisions on loans; $2 million portfolio provisions on loans; and net $2 million provision on guarantees and other receivables). Project-specific developments on ten loans comprised 76% of the specific provision for losses on loans in FY19 YTD (excluding release of provisions).
At December 31, 2018, IFC’s total reserves against losses on loans were $1,186 million or 4.9% of the carrying value of loans at amortized cost ($1,293 million or 5.4% at June 30, 2018), a decrease of $107 million from June 30, 2018. The decrease in reserves against losses on loans was due to write-offs net of recoveries of $155 million and foreign exchange gains of $4 million related to reserves held against non-US dollar-denominated loans, was partially offset by provisions of $46 million and other adjustments of $6 million.
Specific reserves against losses on loans at December 31, 2018 of $579 million ($651 million at June 30, 2018) are held against impaired loans of $1,215 million ($1,258 million at June 30, 2018), a coverage ratio of 48% (52% at June 30, 2018).
INCOME FROM LIQUID ASSET TRADING ACTIVITIES
The liquid asset portfolio, net of derivatives and securities lending activities, increased by $0.6 billion from $38.9 billion at June 30, 2018, to $39.5 billion at December 31, 2018. Income, net of allocated funding costs, from liquid asset trading activities totaled $179 million in FY19 YTD compared to $91 million in FY18 YTD, an increase of $88 million.
Interest income in FY19 YTD totaled $374 million, compared to $320 million in FY18 YTD. The portfolio of ABS and MBS experienced fair value losses totaling $42 million in FY19 YTD. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $230 million of gains in FY19 YTD, resulting in a total gain of $188 million (realized and unrealized). This compares to a total gain (realized and unrealized) of $47 million in FY18 YTD.
In FY19 YTD, the liquid assets portfolios outperformed their benchmarks by $54 million, down from $102 million in FY18 YTD. The decline was largely attributable to securitized products, which outperformed significantly in FY18 YTD. In FY19 Q2, performance over benchmarks was generated by investments in money markets, emerging market sovereign bonds and government-related securities. This was partially offset by losses generated by widening spreads for securitized products. For FY19 YTD, securitized products performed in line with the benchmarks, while heightened volatility in interest-rates weighed on excess returns for Agency MBS. Investments in money markets, emerging market sovereigns and developed markets’ government-related securities contributed to the performance over the benchmarks of Funded Liquidity in FY19 YTD. Much of the excess return was attributable to investments in instruments denominated in foreign-currencies that benefited from deviations from interest-rate parity. During FY19 YTD, decreases in investments in money-markets and securitized products were partially offset by investments in developed markets’ government-related securities, emerging market sovereign bonds and covered bonds. Liquid asset holdings remain well diversified geographically and are concentrated in money-market instruments.
At December 31, 2018, trading securities with a fair value of $17 million are classified as Level 3 securities, which is 0.1% of total trading securities at fair value ($18 million - June 30, 2018).
CHARGES ON BORROWINGS
IFC’s charges on borrowings increased by $301 million, from $453 million in FY18 YTD (net of $1 million gain on extinguishment of borrowings) to $754 million in FY19 YTD ($0 gain on extinguishment of borrowings), largely attributable to higher LIBOR rates compared to the same period in the previous fiscal year.
OTHER INCOME
Other income of $262 million for FY19 YTD was $5 million higher than in FY18 YTD ($257 million) due to an increase in fees from advisory services and service fees, primarily mobilization fees, partially offset by lower returns on the pension assets which are partly invested in global equities and reflected the less favorable market for equity investments in FY19 YTD as compared to the same period in FY18 YTD.
OTHER EXPENSES
Administrative expenses (the principal component of other expenses) increased by $142 million from $519 million in FY18 YTD to $661 million in FY19 YTD primarily due to $119 million of pension service costs included in administrative expenses due to the prospective adoption of ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, beginning in FY19 Q1, as disclosed in Note A to the accompanying Condensed Consolidated Financial Statements. The remainder of the increase was principally due to higher consultant and contractual services, and an increase in the cost of shared service agreements with IBRD. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC’s reimbursable program and expenses incurred in relation to workout situations of $13 million in FY19 YTD ($11 million in FY18 YTD).
Advisory services expenses increased by $16 million from $147 million in FY18 YTD to $163 million in FY19 YTD due to an increase in clients’ fees utilized in providing advisory services.

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Management’s Discussion and Analysis

FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES ON NON-TRADING ACTIVITIES
Foreign currency transaction gains reported in net income in FY19 YTD totaled $147 million (losses of $106 million - FY18 YTD). Foreign currency transaction losses on debt securities accounted for as available-for-sale of $134 million in FY19 YTD (gains of $34 million - FY18 YTD) are reported in Other Comprehensive Income, while gains and losses on the derivatives economically hedging such debt securities are reported in Net Income. Additionally, these foreign currency gains and losses reported in Other Comprehensive Income are reclassified to Net Income upon sale, repayment, or classification as other-than-temporary impairment.
Largely due to a small population of unhedged non-US dollar-denominated loans and debt securities, IFC has recorded overall foreign exchange related gains in a combination of Net Income and Other Comprehensive Income of $13 million in FY19 YTD (losses of $72 million in FY18 YTD).
NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all market borrowings that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in net income; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 9: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY19 YTD vs FY18 YTD (US$ millions)

	FY19 YTD	FY18 YTD
Unrealized gains and losses on loans, debt securities and associated derivatives	$(9)	$96
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	(121)	(30)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$(130)	$66
IFC reported net unrealized losses on loans, debt securities and associated derivatives of $9 million in FY19 YTD ($96 million gains in FY18 YTD).  In FY19 YTD, this comprised unrealized gains of $8 million on the loan and debt securities portfolio carried at fair value, unrealized losses of $23 million on lending-related swaps, unrealized gains of $11 million on client risk management swaps and unrealized losses of $5 million on other derivatives, mainly conversion features, warrants in investment contracts and interest rate and currency swaps economically hedging client obligations. The unrealized losses of $23 million on lending-related swaps is driven mainly by the US dollar, Turkish lira and Chinese yuan swap portfolios, where lower discount rates over FY19 YTD increased the valuation of swap payables.
Changes in the fair value of IFC’s borrowings from market, IDA and associated derivatives, net, includes the impact of changes in IFC’s own credit spread when measured against US dollar LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but does not alter the cash flows. IFC’s policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.
Beginning in FY19, the portion of the total change in fair value of borrowings, accounted for at fair value, resulting from a change in IFC’s own credit spread is reported as a separate component of Other Comprehensive Income due to the adoption of ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities, as discussed in Note A to the accompanying Condensed Consolidated Financial Statements. ASU 2016-01 was applied through a cumulative adjustment to beginning period balances with no change to prior period reported results.
In FY19 Q2, US Treasury yields fell significantly in conjunction with the sell-off in equity markets over that period more than retracing the increases in yields in FY19 Q1. The yield on the benchmark 5-year U.S. Treasury bond stood at 2.5 percent at end-December, compared to 2.9 percent at end-September and around 2.7 percent at the beginning of the fiscal year. In FY19 YTD, IFC recorded unrealized losses of $107 million through net income on medium and long-term borrowings carried at fair value, comprising $98 million loss on market borrowings and a $9 million loss on IDA borrowings. A loss of $14 million was also recorded on related derivatives. The losses in FY19 YTD include $40 million of unrealized losses on IFC’s portfolio of Indian rupee issuances that are not economically hedged with swaps but where IFC holds Indian rupee liquid assets and loans that act as an economic hedge and a loss of $34 million on Mexican peso issuances which are economically hedged, but where swap FX basis spreads moved adversely. Overall, IFC has reported $121 million of net unrealized losses on borrowings from market, IDA and associated derivatives, net in FY19 YTD (net unrealized losses $30 million in FY18 YTD).

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Management’s Discussion and Analysis

OTHER COMPREHENSIVE INCOME (OCI)
UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES
Through June 30, 2018, IFC’s investments in debt securities and equity investments that were listed in markets that provide readily determinable fair values were classified as available-for-sale, with unrealized gains and losses on these investments being reported in OCI until realized. When realized, the gain or loss was transferred to net income. Effective July 1, 2018, all equity investments are accounted for at fair value through net income upon adoption of ASU 2016-01, and IFC is electing the fair value option for all new debt securities. As a result, no unrealized gains and losses on equity investments are recorded in OCI in FY19 YTD, and unrealized gains and losses on debt securities in OCI are associated with debt securities invested prior to July 1, 2018 with readily determinable fair values. Changes in unrealized gains and losses on debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such debt securities.
As discussed in Note A to the accompanying Condensed Consolidated Financial Statements, effective July 1, 2018, the portion of the change in fair value of borrowings under the FVO resulting from the change of IFC’s own credit risk is recorded in OCI. In prior periods, these amounts were recognized in net income.
Table 10: Other Comprehensive Income (Loss) - Unrealized Gains and Losses on Equity Investments, Debt Securities and Borrowings FY19 YTD vs FY18 YTD (US$ millions)

	FY19 YTD	FY18 YTD
Net unrealized gains and losses on equity investments arising during the period:
Unrealized gains	$—	$404
Unrealized losses	—	(223)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	—	(195)
Net unrealized losses on equity investments	$—	$(14)
Net unrealized gains and losses on debt securities arising during the period:
Unrealized gains	$212	$257
Unrealized losses	(422)	(151)
Reclassification adjustment for realized gains, non-credit related portion of impairments which were recognized in net income and other-than-temporary impairments included in net income	244	14
Net unrealized gains on debt securities	$34	$120
Net unrealized gains (losses) attributable to instrument-specific credit risk on borrowings at fair value under the fair value option arising during the period:
Unrealized gains	$297	$—
Unrealized losses	(114)	—
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	1	—
Net unrealized gains on borrowings	$184	$—
Total unrealized gains on equity investments, debt securities and borrowings	$218	$106
In FY19 YTD, other-than-temporary impairments on debt securities of $246 million ($25 million in FY18 YTD) includes $238 million from a cumulative foreign exchange loss reclassified to Net Income, reflecting the significant currency depreciation in a country considered other than temporary with a large debt security exposure.
Net unrealized gains on equity investments, debt securities and borrowings were $218 million in FY19 YTD, ($106 million in FY18 YTD). A gain of $184 million was recognized through other comprehensive income in FY19 YTD due to movements in the instrument specific credit risk on borrowings at fair value. This was primarily due to IFC bond issuances in US dollars where after swap credit spreads increased approximately 8 basis points at most tenors from the end of FY18, and from issuances in Mexican peso, Turkish lira and Russian ruble, where implied credit spreads on market priced bonds were also higher.

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Management’s Discussion and Analysis

VIII.    GOVERNANCE AND CONTROL
SENIOR MANAGEMENT CHANGES
The following is a list of the principal officers of IFC as of December 31, 2018:

President	Dr. Jim Yong Kim(*)
Chief Executive Officer	Philippe Le Houérou
Chief Operating Officer	Stephanie von Friedeburg
Regional Vice President, Latin America & Caribbean and Europe & Central Asia	Georgina Baker
Regional Vice President, Middle-East and Africa	Sérgio Pimenta
Regional Vice President, South Asia and East Asia & Pacific	Nena Stoiljkovic
Vice President and General Counsel, Legal, Compliance Risk, and ESG Sustainability	Ethiopis Tafara
Vice President, Risk and Finance	Mohamed Gouled
Vice President, Corporate Strategy and Resources	Monish Mahurkar
Vice President, Treasury and Syndications	Jingdong Hua(**)
Vice President, Economics and Private Sector Development	Hans Peter Lankes
Vice President, CEO, IFC Asset Management Company LLC (a wholly-owned subsidiary of IFC)	Marcos Brujis
Vice President, Partnerships, Communications and Outreach	Karin Finkelston

(*)	On January 7, 2019, Dr. Jim Yong Kim announced that he will be leaving the World Bank Group effective February 1, 2019. Kristalina Georgieva, World Bank CEO, has assumed the role of interim President.

(**)
On October 26, 2018, IFC announced that Jingdong Hua would be leaving IFC and has been appointed Vice President and Treasurer of the World Bank effective January 1, 2019. Sabrina Borlini assumed the role of acting Vice President, Treasury and Syndications in the interim period on January 1, 2019. John Gandolfo was appointed the Vice President, Treasury and Syndications, effective February 16, 2019.

AUDITOR INDEPENDENCE
The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. On November 28, 2017, following a mandatory rebidding of the external audit contract, IFC’s Directors approved the appointment of Deloitte as IFC’s external auditor for a five-year term commencing FY19.
The appointment of the external auditor for IFC is governed by a set of Board-approved principles that previously included prohibiting the external auditor from providing any non-audit-related services. During FY17, the Board approved amendments to the policy on the appointment of an external auditor which went into effect for the FY19 audit period. The primary amendments now permit the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management or in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
December 31, 2018

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CONDENSED CONSOLIDATED BALANCE SHEETS
as of December 31, 2018 (unaudited) and June 30, 2018 (unaudited)
(US$ millions)

	December 31	June 30
Assets
Cash and due from banks	$1,270	$1,249
Time deposits	13,025	13,156
Trading securities - Note K	29,630	28,909
Securities purchased under resale agreements and receivable for cash collateral pledged	2,471	1,989
Investments - Notes B, D, E, F, G, K and M
Loans
($991 at December 31, 2018, $927 at June 30, 2018 at fair value;
net of reserve against losses of $1,186 at December 31, 2018, $1,293 at June 30, 2018)
- Notes D, E, K and M	24,246	23,609
Equity investments
($13,135 at December 31, 2018, $10,322 at June 30, 2018 at fair value) - Notes B, D, G, K and M	13,135	13,032
Debt securities - Notes D, F, K and M	5,859	5,623
Total investments	43,240	42,264
Derivative assets - Notes J, K and P	2,437	2,809
Receivables and other assets	4,275	3,896
Total assets	$96,348	$94,272
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable
for cash collateral received - Note P	$6,775	$6,364
Borrowings outstanding - Note K
From market and other sources at amortized cost	3,545	2,874
From market sources at fair value	48,897	49,414
From International Development Association at fair value	756	807
Total borrowings	53,198	53,095
Derivative liabilities - Notes J, K and P	4,698	4,289
Payables and other liabilities	4,640	4,388
Total liabilities	69,311	68,136
Capital
Capital stock, authorized (2,580,000 at December 31, 2018 and June 30, 2018)
shares of $1,000 par value each
Subscribed and paid-in	2,566	2,566
Accumulated other comprehensive (loss) income - Note H	(860)	264
Retained earnings - Note H	25,331	23,306
Total capital	27,037	26,136
Total liabilities and capital	$96,348	$94,272

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 23

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for each of the three and six months ended December 31, 2018 (unaudited) and December 31, 2017 (unaudited)
(US$ millions)

	Three months ended December 31,		Six months ended December 31,
	2018	2017	2018	2017
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives - Note E	$403	$342	$848	$658
Provision for losses on loans, guarantees, accrued interest and other receivables - Note E	(20)	(1)	(51)	(92)
(Loss) income from equity investments and associated derivatives - Note G	(312)	318	(833)	442
(Loss) income from debt securities, including realized gains and losses on debt securities and associated derivatives - Note F	91	55	(56)	102
Total (loss) income from investments	162	714	(92)	1,110
Income from liquid asset trading activities - Note C	360	155	562	367
Charges on borrowings	(397)	(236)	(754)	(453)
(Loss) income from investments and liquid asset trading activities, after charges on borrowings	125	633	(284)	1,024
Other income
Advisory services income	86	78	144	133
Service fees	25	13	50	26
Other - Note B	18	58	68	98
Total other income	129	149	262	257
Other expenses
Administrative expenses - Note O	(333)	(270)	(661)	(519)
Advisory services expenses	(95)	(86)	(163)	(147)
Pension and other postretirement benefit plans - Note O	(1)	(61)	(3)	(122)
Other - Note B	(9)	(8)	(15)	(18)
Total other expenses	(438)	(425)	(842)	(806)
Foreign currency transaction gains (losses) on non-trading activities	(40)	(22)	147	(106)
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(224)	335	(717)	369
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value - Note I	(177)	7	(130)	66
Net (loss) income	$(401)	$342	$(847)	$435

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 24

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for each of the three and six months ended December 31, 2018 (unaudited) and December 31, 2017 (unaudited)
(US$ millions)

	Three months ended December 31,		Six months ended December 31,
	2018	2017	2018	2017
Net (loss) income	$(401)	$342	$(847)	$435
Other comprehensive income (loss)
Unrealized gains and losses on debt securities
Net unrealized gains (losses) on available-for-sale debt securities arising during the period	31	4	(210)	106
Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(2)	(11)	(2)	(11)
Reclassification adjustment for other-than-temporary impairments included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	8	15	246	25
Net unrealized gains on debt securities	37	8	34	120
Unrealized gains and losses on equity investments
Net unrealized gains (losses) on equity investments arising during the period	—	151	—	181
Reclassification adjustment for realized gains included in net income (income from equity investments and associated derivatives)	—	(165)	—	(277)
Reclassification adjustment for other-than-temporary impairments included in net income (income from equity investments and associated derivatives)	—	36	—	82
Net unrealized gains (losses) on equity investments	—	22	—	(14)
Unrealized gains and losses on borrowings
Net unrealized gains arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the fair value option	102	—	183	—
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	1	—	1	—
Net unrealized gains on borrowings	103	—	184	—
Net unrecognized net actuarial gains and unrecognized prior service credits on benefit plans - Note O	9	11	17	22
Total other comprehensive income	149	41	235	128
Total comprehensive (loss) income	$(252)	$383	$(612)	$563

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 25

CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN CAPITAL
for each of the six months ended December 31, 2018 (unaudited) and December 31, 2017 (unaudited)
(US$ millions)

	Attributable to IFC
	Undesignated retained earnings	Designated retained Earnings	Total retained earnings	Accumulated other comprehensive income (loss) - Note H	Capital stock	Total IFC capital	Non-controlling interests	Total capital
At June 30, 2017	$21,901	$125	$22,026	$458	$2,566	$25,050	$3	$25,053
Six months ended December 31, 2017
Net income attributable to IFC	435		435			435		435
Other comprehensive income				128		128		128
Designations of retained earnings - Note H	(205)	205	—			—		—
Expenditures against designated retained earnings - Note H	19	(19)	—			—		—
Non-controlling interests redeemed							(2)	(2)
At December 31, 2017	$22,150	$311	$22,461	$586	$2,566	$25,613	$1	$25,614
At June 30, 2018	$23,116	$190	$23,306	$264	$2,566	$26,136	$—	$26,136
Cumulative effect of adoption of ASU 2016-01, effective July 1, 2018 - Note A	2,872		2,872	(1,359)		1,513		1,513
Six months ended December 31, 2018
Net loss	(847)		(847)			(847)		(847)
Other comprehensive income				235		235		235
Designations of retained earnings - Note H	(230)	230	—			—		—
Expenditures against designated retained earnings - Note H	17	(17)	—			—		—
At December 31, 2018	$24,928	$403	$25,331	$(860)	$2,566	$27,037	$—	$27,037

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 26

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for each of the six months ended December 31, 2018 (unaudited) and December 31, 2017 (unaudited)
(US$ millions)

	2018	2017
Cash flows from investing activities
Loan disbursements	$(4,357)	$(4,024)
Investments in equity securities	(466)	(544)
Investments in debt securities	(538)	(912)
Loan repayments	3,516	3,121
Debt securities repayments	67	99
Proceeds from sales of loan investments	13	27
Proceeds from sales of equity investments	994	1,084
Proceeds from sales of debt securities	5	(1)
Investment in land and building for headquarters	(28)	(9)
Net cash used in investing activities	(794)	(1,159)
Cash flows from financing activities
Medium and long-term borrowings
Issuance	9,562	7,981
Retirement	(9,079)	(8,654)
Medium and long-term borrowings related derivatives, net	(163)	(459)
Short-term borrowings, net	390	1,032
Non-controlling interests redeemed	—	(2)
Net cash provided by (used in) financing activities	710	(102)
Cash flows from operating activities
Net (loss) income	(847)	435
Adjustments to reconcile net income or loss to net cash (used in) provided by operating activities:
Realized losses on loans and associated derivatives, net	5	6
Realized (gains) losses on debt securities and associated derivatives, net	(2)	7
Losses (gains) on equity investments and related derivatives, net	936	(519)
Provision for losses on loans, guarantees, accrued interest and other receivables	51	92
Other-than-temporary impairments on debt securities	246	25
Other-than-temporary impairments on equity investments	—	219
Net premiums received at issuance of borrowings	—	3
Net discounts paid on retirement of borrowings	(27)	(14)
Net realized gains on extinguishment of borrowings	—	(1)
Foreign currency transaction (gains) losses on non-trading activities	(147)	106
Net realized losses (gains) on non-trading financial instruments accounted for at fair value	130	(66)
Change in accrued income on loans, time deposits and securities	(62)	(31)
Change in payables and other liabilities	650	(205)
Change in receivables and other assets	(706)	48
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(977)	2,795
Net cash (used in) provided by operating activities	(750)	2,900
Change in cash and cash equivalents	(834)	1,639
Effect of exchange rate changes on cash and cash equivalents	724	(172)
Net change in cash and cash equivalents	(110)	1,467
Beginning cash and cash equivalents	14,405	14,683
Ending cash and cash equivalents	$14,295	$16,150
Composition of cash and cash equivalents
Cash and due from banks	$1,270	$1,161
Time deposits	13,025	14,989
Total cash and cash equivalents	$14,295	$16,150

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 27

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for each of the six months ended December 31, 2018 (unaudited) and December 31, 2017 (unaudited)
(US$ millions)

Supplemental disclosure	2018	2017
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$(166)	$170
Debt securities	(142)	34
Loan and debt security-related currency swaps	264	(156)
Borrowings	788	(45)
Borrowing-related currency swaps	(726)	7
Charges on borrowings paid, net	$662	$463

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 28

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE
The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES
The Condensed Consolidated Financial Statements include the financial statements of IFC and its consolidated subsidiary as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the Condensed Consolidated Financial Statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations.
Condensed Consolidated Financial Statements presentation - The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and note disclosures required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments of a normal recurring nature considered necessary for a fair presentation have been included. The accompanying condensed consolidated financial statements include IFC’s accounts as well as the accounts of other entities in which IFC has a controlling financial interest. All intercompany accounts and transactions have been eliminated. Results for the six months ended December 31, 2018 may not necessarily be indicative of the results for the year ending June 30, 2019.
Advisory services - Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned. See Notes L and N.
Functional currency - IFC’s functional currency is the United States dollar (US dollars or $).
Use of estimates - The preparation of the Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Consolidation, non-controlling interests and variable interest entities - IFC consolidates:

i)	all majority-owned subsidiaries;

ii)
limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and

iii)	variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary (together, consolidated subsidiaries).
Significant intercompany accounts and transactions are eliminated in consolidation.

INTERNATIONAL FINANCE CORPORATION	Page 29

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

An entity is a VIE if:

i)	its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;

ii)	its equity investors do not have decision-making rights about the entity's operations; or

iii)	its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.
A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.
IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.
Fair Value Option and Fair Value Measurements - IFC has adopted FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820) and the Fair Value Option subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.
The Fair Value Option
IFC has elected the Fair Value Option (FVO) for the following financial assets and financial liabilities:

i)	investees in which IFC has significant influence:

a)	direct investments in securities issued by the investee and, if IFC would have otherwise been required to apply equity method accounting, all other financial interests in the investee (e.g., loans);

b)	investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;

ii)	all market borrowings that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in earnings;

iii)	borrowings from IDA;
through June 30, 2018:

iv)	direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence;

v)	all equity interests in private equity funds;

vi)	certain hybrid instruments in the investment portfolio;

vii)	investments in certain debt securities that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in earnings;
effective July 1, 2018:

viii)	all investments in debt securities; and

ix)	substantially all hybrid instruments in the loan investment portfolio;
All borrowings and, through June 30, 2018, investments in debt securities for which the Fair Value Option has been elected are economically hedged with derivative or other financial instruments that are accounted for at fair value with changes in fair value reported in earnings as such changes occur.  Measuring at fair value those borrowings and investments for which the Fair Value Option has been elected mitigates the earnings volatility that would otherwise occur, due to measuring the borrowings and investments and related economic hedges differently, without having to apply ASC Topic 815’s, Derivatives and Hedging (ASC 815) complex hedge accounting requirements.
Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers preferable to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments, through June 30, 2018, with 20% or more ownership where it did not have significant influence so that the same measurement method (fair value) was applied to all equity investments with more than 20% ownership.

INTERNATIONAL FINANCE CORPORATION	Page 30

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

The FVO was elected through June 30, 2018, for certain hybrid instruments in the investment portfolio that would have otherwise required bifurcation of the host and embedded derivative. Election of the FVO for these instruments eliminated the bifurcation requirement.
The FVO has been elected for all investments in debt securities and hybrid loan instruments recognized after June 30, 2018. Among other things, measuring all investments in debt securities and hybrid loan instruments at fair value eliminates the requirement to bifurcate the host and embedded derivative that may have otherwise applied in certain instances, results in more accounting consistency across IFC’s investment portfolio and results in a measurement method that is consistent with the manner in which the portfolio is managed.
Fair Value Measurements
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.
ASC 820 established a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. It includes IFC’s debt securities and equity investments, which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.
Level 2: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC’s borrowings accounted for at fair value not included in Level 1.
Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity and debt securities in the investment portfolios that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, and certain hard-to-price securities in the liquid assets portfolio.
IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds’ net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC Topic 946, Financial Services - Investment Companies (ASC 946). If the NAV is not as of IFC’s measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.
Remeasurement of foreign currency transactions - Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at December 31, 2018 and June 30, 2018. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.
Loans - IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding

INTERNATIONAL FINANCE CORPORATION	Page 31

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

adjusted for net unamortized loan origination costs and fees. It is IFC’s practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.
Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the condensed consolidated statement of operations.
Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC’s accounting policies for loans as indicated herein.
Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.
Revenue recognition on loans - Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received.
IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.
Reserve against losses on loans - IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.
The reserve against losses on loans reflects management’s estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management’s judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan’s contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but are not limited to, the borrower’s financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.
For purposes of providing certain disclosures about IFC’s entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.
Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.
Equity investments - IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.
Equity securities held by consolidated subsidiaries that are investment companies

INTERNATIONAL FINANCE CORPORATION	Page 32

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Pursuant to ASC Topic 946, Financial Services - Investment Companies (ASC 946) and ASC Topic 810, Consolidation, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.
Revenue recognition on equity investments - Pursuant to Accounting Standards Update 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01) and ASC Topic 321, Investments - Equity Securities (ASC 321), effective July 1, 2018 all equity investments are measured at fair value, with unrealized gains and losses reported in earnings.
Through June 30, 2018, equity investments, which were listed in markets that provided readily determinable fair values, were accounted for as available-for-sale securities at fair value with unrealized gains and losses reported in other comprehensive income. As noted above under “Fair Value Option and Fair Value Measurements”, direct equity investments and investments in LLPs and LLCs that maintained separate ownership accounts in which IFC had significant influence, direct equity investments representing 20 percent or more ownership but in which IFC did not have significant influence and all new equity interests in funds were accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC did not have significant influence and which were not listed in markets that provided readily determinable fair values were carried at cost, less impairment.
IFC’s investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are fully consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC’s share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.
Unrealized gains and losses on equity investments accounted for at fair value are reported in income from equity investments and associated derivatives on the condensed consolidated statement of operations. Unrealized gains and losses on equity investments which were accounted for as available-for-sale were reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold. Through June 30, 2018, realized gains and losses on equity investments were recorded based on initial cash cost less write-downs; Effective July 1, 2018, realized gains and losses are recorded based on initial cash cost.
Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.
IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative. Effective July 1, 2018, such agreements that do not meet the definition of a derivative are measured at fair value with unrealized gains and losses recognized in earnings in accordance with ASU 2016-01 and included in “Equity investments” on the condensed consolidated balance sheets.
Gains and losses on debt conversions and exchanges of equity interests - Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the condensed consolidated statement of operations.
Impairment of equity investments - Through June 30, 2018, equity investments accounted for at cost, less impairment and available-for-sale were assessed for impairment each quarter. When impairment was identified, it was generally deemed to be other-than-temporary, and the equity investment was written down to the impaired value, which became the new cost basis in the equity investment. Such other-than-temporary impairments were recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments were included in other comprehensive income, while subsequent decreases in fair value, if not other-than-temporary impairment, also were included in other comprehensive income.
Debt securities - Debt securities in the investment portfolio classified as available-for-sale are carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized.
Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” on the condensed consolidated statement of operations.

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NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

IFC invests in certain debt securities with conversion features; if the hybrid instrument is not measured at fair value with unrealized gains and losses reported in earnings, these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.
Impairment of debt securities - In determining whether an unrealized loss on debt securities classified as available-for-sale is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.
Debt securities in the investment portfolio classified as available-for-sale are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent fair value increases and decreases in the fair value of debt securities, if not an additional other-than-temporary impairment, are included in other comprehensive income.
The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.
Guarantees - IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. As part of these financial guarantee facilities, IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the “inception” of the guarantee. Guarantees are regarded as called when IFC’s obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet.
Designations of retained earnings - IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC’s annual income before expenditures against designated retained earnings and net unrealized gains and losses on non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.
Expenditures resulting from such designations are recorded as expenses in IFC’s condensed consolidated statement of operations in the year in which they are incurred and reduces the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients who are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its condensed consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC’s financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC’s condensed consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.
Liquid asset portfolio - The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements and receivable for cash collateral pledged, securities sold under

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NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC’s liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loan-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.
Securities and related derivative instruments within IFC’s liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.
IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition generally when the original maturities for such instruments are under 90 days (or in some cases are under 180 days).
Repurchase, resale and securities lending agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the condensed consolidated balance sheet.
It is IFC’s policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.
Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.
Borrowings - To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.
Substantially all borrowings are carried at fair value under the Fair Value Option. All changes in the fair value of such borrowings through June 30, 2018 were reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the condensed consolidated statement of operations. Effective July 1, 2018, in accordance with ASU 2016-01, the change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the condensed consolidated statement of operations.
Risk management and use of derivative instruments - IFC enters into transactions in various derivative instruments primarily for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.
All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities unless the hybrid instrument is accounted for at fair value with any changes in fair value reported in income. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in

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NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio and those associated with equity investments are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC’s principal business activities and the accounting policies particular to them are described below.
Lending activities IFC’s policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars.
Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC’s loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net unrealized gains and losses on non-trading financial instruments accounted for at fair value.
Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries’ capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC’s matched funding policy. IFC elects to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the condensed consolidated statement of operations.
Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities.
Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.
IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the credit exposure to one of the parties to the agreement, on a mark-to-market basis, exceeds a specified level, that party must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return, or rights to receive, cash collateral associated with these master-netting agreements.
Loan participations - IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC’s condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC’s condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC’s condensed consolidated balance sheet.
Pension and other postretirement benefits - IBRD sponsors a Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that are defined benefit plans and cover substantially all of its staff members as well as the staff of IFC and of MIGA.
The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these

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NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.
In accordance with ASU 2017-07, the service cost component of the net periodic benefit costs allocated to IFC is included in “Administrative expenses” in the condensed consolidated statement of operations. The remaining components of the net periodic benefit costs allocated to IFC are included in “Other pension cost” in the condensed consolidated statement of operations. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.
Recently adopted accounting standards - In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01). ASU 2016-01 requires all investments in equity securities to be accounted for at fair value through net income (except investments accounted for under the equity method and those that result in consolidation of the investee), and separate presentation in other comprehensive income (OCI) the portion of the total change in fair value resulting from a change in the instrument-specific credit risk when the entity has elected to measure a liability at fair value under the FVO. Given the magnitude of its investments in equity securities and the inherent volatility of prices for equity securities, the adoption of ASU 2016-01 will have a significant impact on IFC’s future reported net earnings. IFC adopted this ASU on July 1, 2018 by means of a cumulative-effect adjustment to the condensed consolidated balance sheet, and a summary of the impact is listed below:

Increase (decrease)	Cumulative effect of adoption of ASU 2016-01, effective July 1, 2018 (in US$ millions)
	Equity investments	Accumulated other comprehensive income	Retained earnings	Total Capital
Recognizing cumulative unrealized gains on equity securities that were previously accounted for at cost less impairment	$1,433	$—	$1,433	$1,433
Reclassifying cumulative unrealized gains on equity securities previously classified as available-for-sale	—	(1,402)	1,402	—
Recognizing the fair value of other equity-related financial instruments	80	—	80	80
Reclassifying cumulative gains on borrowings measured at fair value under FVO due to changes in Instrument specific credit risk	—	43	(43)	—
Total	$1,513	$(1,359)	$2,872	$1,513

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NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 replaces most existing revenue recognition guidance by establishing a single recognition model for revenue arising from contracts with customers to deliver goods and services and requires additional disclosure regarding those revenues - it does not change current accounting guidance for derivative contracts, investments in and transfers of financial instruments or guarantees. In March 2016, the FASB issued ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), that amends ASU 2014-09’s principal-versus-agent guidance. It requires a reporting entity to evaluate whether it is a principal or agent for each specified good or service in a contract with a customer and clarifies the application of the related indicators in accordance with ASU 2014-09’s control principle. ASU 2014-09 and ASU 2016-08 are currently applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2017 (which is the year ending June 30, 2019 for IFC). IFC adopted ASU 2016-08 and ASU 2014-09 effective July 1, 2018 with no material impact on IFC’s financial position, results of operations or cash flows.
In March 2017, the FASB issued ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. ASU 2017-07 requires an entity to report the service cost component of net periodic benefit costs in the same line item as other compensation costs. The other components of net periodic benefit cost are required to be presented in the statement of operations separately from the service cost component, and are not eligible for capitalization. For IFC, this ASU became effective from the quarter ended September 30, 2018. Given the immateriality of the amounts subject to reclassification under the ASU, IFC has applied the requirements prospectively from the quarter ended September 30, 2018.
In June 2018, the FASB issued ASU 2018-08, Clarifying the Scope and Accounting Guidance for Contributions made and Contributions Received (ASU 2018-08).  ASU 2018-08 provides guidance to assist entities in evaluating whether transactions are contributions and whether a contribution is conditional.  ASU 2018-08 is effective for annual periods beginning after June 15, 2018, including interim periods within those annual periods (which is the year ended June 30, 2019 for IFC). IFC adopted ASU 2018-08 effective July 1, 2018 with no material impact on IFC’s financial position, results of operations or cash flows.
Accounting standards and regulations under evaluation - In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 introduces a new accounting model that will result in lessees recording most leases on the balance sheet, aligns many of the underlying profit recognition principles with those in ASU 2014-09. ASU 2016-02 is effective for fiscal years, and interim periods within the fiscal years, beginning after December 15, 2018, (which is the year ending June 30, 2020 for IFC). Earlier adoption is permitted. IFC is currently evaluating the impact of ASU 2016-02.
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (ASU 2016-13). ASU 2016-13 requires the measurement of estimated credit losses on financial instruments held at the balance sheet date based on historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. Contrary to the incurred impairment loss accounting model currently in place, this forward-looking approach is intended to result in the immediate recognition of all estimated credit losses expected to occur over the remaining life of the instruments. The resulting allowance for current expected credit losses (CECL) reduces the amortized cost basis of a financial asset to an amount expected to be collected. For future periods which cannot be forecasted in a reasonable and supportable manner, the reporting entity will revert to historical loss experience. Although ASU 2016-13 does not prescribe a specific methodology, it requires a collective assessment for financial assets with similar risk characteristics. Credit losses for financial assets that do not share similar risk characteristics with other financial assets will be measured individually. Impairment of investments in available-for-sale debt securities will be recognized via the allowance method, which allows for immediate reversals of credit losses. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (which is the year ended June 30, 2021 for IFC). IFC is currently evaluating the impact of ASU 2016-13.
In March, 2017, the FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities (ASU 2017-08). ASU 2017-08 shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring the premium to be amortized to the earliest call date. ASU 2017-08 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 (which is the year ended June 30, 2020 for IFC). ASU 2017-08 is not expected to have a material impact on IFC’s financial position, results of operations or cash flows.
In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). ASU 2018-13 amends the fair value disclosure requirements to include: (a) the amount of gain or loss for the period included other comprehensive income attributable to fair value changes in Level 3 assets or liabilities, and (b) for Level 3 fair value measurements, the range and weighted average used to develop significant unobservable inputs and the method of calculating the weighted average. Existing fair value disclosure requirements eliminated by ASU 2018-13 include: (a) the amounts and reasons for transfers between Level 1 and Level 2 fair value measurements, and (b) the policy for determining when transfers between fair value measurement Levels occur. ASU 2018-13 modifies existing fair value disclosure requirements by (a) requiring a narrative description of the uncertainty of fair value measurements from the use of significant unobservable inputs if those inputs reasonable could have been different at reporting date, and (b) requiring disclosure of the estimate of the timing of liquidation events for investments measured using the Net Asset Value practical expedient only if such information has been communicated

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NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

to the investor or announced publicly by the investee. ASU 2018-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019 (which is the year ended Jun 30, 2021 for IFC). Early adoption is permitted. The amendments that result in additional requirements and the narrative description with respect to uncertainty must be applied prospectively. All other amendments must be retrospectively applied to all periods presented.
In August 2018, the FASB issued ASU 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans (ASU 2018-14). ASU 2018-14 amends the disclosure requirements for defined benefit pension and other postretirement benefit plans. The added disclosures include the weighted-average interest crediting rates used in the reporting entity’s cash balance pension plans and a narrative description for the reasons for significant gains or losses affecting the benefit obligation and any other significant changes in the benefit obligations or plan assets during the period that are not otherwise apparent in the other required disclosures. The disclosures removed include, among other things, the amounts in accumulated other comprehensive income expected to be recognized as part of net periodic benefit costs over the next year and the effects of a one-percent change in the assumed health care costs on service cost, interest cost, and the postretirement benefit obligation. ASU 2018-14 is effective for fiscal years ending after December 15, 2020 (which is the year ended Jun 30, 2021 for IFC). Earlier adoption is permitted.
In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (ASU 2018-15). ASU 2018-15 amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The guidance will be effective for IFC from the quarter ending September 30, 2020. IFC is currently evaluating the impact of ASU 2018-15.
In October 2018, The FASB issued ASU 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities (ASU 2018-17). ASU 2018-17 amends the guidance for how a decision maker or service provider must determine whether its fee is a variable interest in a VIE when a related party also has an interest in the VIE. Under the amendment, the decision maker must consider interests held be its related parties on a proportionate basis when determining if such interests could absorb more than an insignificant amount of the VIE’s variability. Current guidance requires the decision maker to consider such interests in their entirety. ASU 2018-17 is effective for annual periods (and interim periods within those annual periods) beginning after December 15, 2019 (which is the year ended June 30, 2021 for IFC). ASU 2018-17 is not expected to have a material impact on IFC’s financial position, results of operations or cash flows.
During the six months ended December 31, 2018, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on the financial position, results of operations or cash flows of IFC.

NOTE B - SCOPE OF CONSOLIDATION
IFC Asset Management Company, LLC (AMC) and AMC Funds
IFC, through its wholly owned subsidiary, AMC, mobilizes capital from outside IFC’s traditional investor pool and manages third-party capital. AMC is consolidated into IFC’s financial statements. At December 31, 2018, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2018).
As a result of the consolidation of AMC, amounts included in IFC’s condensed consolidated balance sheet at December 31, 2018 and June 30, 2018 comprise (US$ millions):

	December 31, 2018	June 30, 2018
Cash, receivables and other assets	$48	$55
Equity investments	—	—
Payables and other liabilities	2	2
* Less than $0.5 million.
As a result of the consolidation of AMC, amounts included in IFC’s condensed consolidated statement of operations for the three and six months ended December 31, 2018 and 2017 comprise (US$ millions):

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NOTE B - SCOPE OF CONSOLIDATION (continued)

	Three months ended December 31,		Six months ended December 31,

	2018	2017	2018	2017
Other income	$17	$23	$34	$41
Other expenses	6	7	12	12
At December 31, 2018, AMC managed twelve funds (collectively referred to as the AMC Funds), none of which requires consolidation by IFC. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P.	61%**
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
Africa Capitalization Fund, Ltd.	—
IFC Catalyst Funds	18%***
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	—
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds	19%****
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
** By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
*** The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
**** The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.
IFC’s investments in AMC Funds are accounted for at fair value.
Other Consolidated entities
In August 2015, IFC created a special purpose vehicle, IFC Sukuk Company, to facilitate a $100 million Sukuk under IFC’s borrowings program. The Sukuk is scheduled to mature in September 2020. IFC Sukuk Company is a VIE and has been consolidated into these Condensed Consolidated Financial Statements because IFC is the VIE’s primary beneficiary. The collective impact of this and other entities consolidated into these Condensed Consolidated Financial Statements under the VIE or voting interest model is insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 40

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE C - LIQUID ASSET PORTFOLIO

Income from liquid asset trading activities
Income from liquid asset trading activities for the three and six months ended December 31, 2018 and 2017 comprises (US$ millions):

	Three months ended December 31,		Six months ended December 31,
	2018	2017	2018	2017
Interest income, net	$210	$152	$374	$320
Net gains and losses on trading activities (realized and unrealized)	150	3	188	47
Total income from liquid asset trading activities	$360	$155	$562	$367
Net gains and losses on trading activities comprise net losses on asset-backed and mortgage-backed securities of $29 million and $42 million for the three and six months ended December 31, 2018 (net losses of $10 million and $11 million - three and six months ended December 31, 2017) and net gains on other trading securities of $179 million and $230 million for the three and six months ended December 31, 2018 (net gains of $13 million and $58 million - three and six months ended December 31, 2017).
Composition of liquid asset portfolio
The composition of IFC’s liquid asset portfolio included in the condensed consolidated balance sheet captions is as follows (US$ millions):

	December 31, 2018	June 30, 2018
Assets
Cash and due from banks	$881	$837
Time deposits	13,025	13,156
Trading securities	29,630	28,909
Securities purchased under resale agreements and receivable for cash collateral pledged	2,471	1,989
Derivative assets	299	689
Receivables and other assets:
Receivables from unsettled security trades	981	868
Accrued interest income on time deposits and securities	163	154
Accrued income on derivative instruments	33	29
Total assets	47,483	46,631
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	6,775	6,364
Derivative liabilities	257	233
Payables and other liabilities:
Payables for purchase of securities	909	1,055
Short-term borrowings and others	5	1
Accrued charges on derivative instruments	60	42
Total liabilities	8,006	7,695
Total net liquid asset portfolio	$39,477	$38,936
The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent 2.2% of the portfolio at December 31, 2018 (3.7% - June 30, 2018).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE D - INVESTMENTS

The carrying amount of investments at December 31, 2018 and June 30, 2018 comprises (US$ millions):

	December 31, 2018	June 30, 2018
Loans
Loans at amortized cost	$24,441	$23,975
Less: Reserve against losses on loans	(1,186)	(1,293)
Loans at amortized cost less reserve against losses	23,255	22,682
Loans accounted for at fair value under the Fair Value Option
(outstanding principal balance $1,108 at December 31, 2018, $1,037 - June 30, 2018)	991	927
Total loans	24,246	23,609
Equity investments
Equity investments at cost less impairment	—	2,710
Equity investments accounted for at fair value as available-for-sale
(cost* $0 at December 31, 2018, $2,126 - June 30, 2018)	—	3,528
Equity investments accounted for at fair value**
(cost* $13,200 at December 31, 2018, $6,096 - June 30, 2018)	13,135 ***	6,794
Total equity investments	13,135	13,032
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $4,765 at December 31, 2018, $5,092 - June 30, 2018)	4,607	4,900
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $1,206 at December 31, 2018, $692 - June 30, 2018)	1,252	723
Total debt securities	5,859	5,623
Total carrying amount of investments	$43,240	$42,264
* Effective July 1, 2018, the cost of equity investments represents initial disbursement (cash cost), while through June 30, 2018, the cost of equity investments was initial cash cost less write-downs. Therefore, they are not directly comparable.
** Equity investments at fair value as of December 31, 2018 are comprised of investments in common or preferred shares of $9,144 million, equity interests in private equity funds of $3,950 million, and equity-related options and other financial instruments of $41 million.
*** Includes $10 million of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.

NOTE E - LOANS AND GUARANTEES

Loans
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for the three and six months ended December 31, 2018 and 2017 comprise the following (US$ millions):

	Three months ended December 31,		Six months ended December 31,

	2018	2017	2018	2017
Interest income	$377	$315	$801	$613
Commitment fees	9	11	19	20
Other financial fees	17	16	33	31
Realized gains (losses) on loans, guarantees and associated derivatives	—	—	(5)	(6)
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$403	$342	$848	$658

INTERNATIONAL FINANCE CORPORATION	Page 42

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

Reserve against losses on loans and provision for losses on loans
Changes in the reserve against losses on loans for the three and six months ended December 31, 2018 and 2017, as well as the related recorded investment in loans evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Three months ended December 31, 2018			Six months ended December 31, 2018
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$673	$602	$1,275	$651	$642	$1,293
Provision (release of provision) for losses on loans, net	20	6	26	77	(31)	46
Write-offs	(133)	—	(133)	(182)	—	(182)
Recoveries of previously written-off loans	16	—	16	27	—	27
Foreign currency transaction adjustments	—	—	—	(1)	(3)	(4)
Other adjustments*	3	(1)	2	7	(1)	6
Ending balance	$579	$607	$1,186	$579	$607	$1,186
Related recorded investment in loans at December 31, 2018 evaluated for impairment**	$24,441	$23,226	$24,441	$24,441	$23,226	$24,441
Recorded investment in loans with specific reserves	$1,215			$1,215

	Three months ended December 31, 2017			Six months ended December 31, 2017
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$905	$656	$1,561	$841	$642	$1,483
Provision (release of provision) for losses on loans, net	9	(10)	(1)	88	2	90
Write-offs	(103)	—	(103)	(123)	—	(123)
Recoveries of previously written-off loans	1	—	1	2	—	2
Foreign currency transaction adjustments	—	2	2	6	4	10
Other adjustments*	12	—	12	10	—	10
Ending balance	$824	$648	$1,472	$824	$648	$1,472
Related recorded investment in loans at December 31, 2017 evaluated for impairment**	$24,009	$22,468	$24,009	$24,009	$22,468	$24,009
Recorded investment in loans with specific reserves	$1,541			$1,541
* Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
** IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

INTERNATIONAL FINANCE CORPORATION	Page 43

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

Reserve for losses on guarantees, accrued interest and other receivables and provision for losses on guarantees and other receivables
Changes in the reserve against losses on guarantees for the three and six months ended December 31, 2018 and 2017, are summarized below (US$ millions):

	Three months ended December 31,		Six months ended December 31,

	2018	2017	2018	2017
Beginning balance	$23	$12	$15	$12
Provision (release of provision) for losses on guarantees	(5)	2	4	2
Foreign currency transaction adjustments	1	—	—	—
Ending balance	$19	$14	$19	$14
Changes in the reserve against losses on other receivables and accrued interest for the three and six months ended December 31, 2018 and 2017, are summarized below (US$ millions):

	Three months ended December 31,		Six months ended December 31,

	2018	2017	2018	2017
Beginning balance	$10	$8	$8	$8
Provision (release of provision) for losses on other receivables and accrued interest	(1)	—	1	—
Ending balance	$9	$8	$9	$8
* Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 44

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

Impaired loans
The average recorded investment and the recorded investment in loans at amortized cost that are impaired at December 31, 2018 and June 30, 2018 are as follows (US$ millions):

	December 31, 2018	June 30, 2018
Average recorded investment in loans at amortized cost that are impaired	$1,321	$1,357
Recorded investment in loans at amortized cost that are impaired	1,215	1,258
Loans at amortized cost that are impaired with specific reserves are summarized by geographic region and industry sector as follows (US$ millions):

	As of December 31, 2018				For the six months ended December 31, 2018
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Asia
Manufacturing, agribusiness and services	$57	$176	$30	$64	$—
Financial markets	—	2	—	—	—
Infrastructure and natural resources	60	117	33	90	—
Telecom, media & technology, and venture investing	46	46	11	46	—
Total Asia	163	341	74	200	—
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	175	197	71	180	3
Financial markets	16	25	16	16	—
Infrastructure and natural resources	224	332	102	299	3
Telecom, media & technology, and venture investing	10	10	1	12	—
Total Europe, Middle East and North Africa	425	564	190	507	6
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	218	238	86	203	(1)
Financial markets	38	66	37	38	1
Infrastructure and natural resources	343	389	174	345	7
Telecom, media & technology, and venture investing	28	28	18	28	—
Total Sub-Saharan Africa, Latin America and Caribbean	627	721	315	614	7
Other
Manufacturing, agribusiness and services	—	15	—	—	—
Total Other	—	15	—	—	—
Total	$1,215	$1,641	$579	$1,321	$13
All impaired loans at December 31, 2018 had specific reserves.

INTERNATIONAL FINANCE CORPORATION	Page 45

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

	As of June 30, 2018				For the year ended June 30, 2018
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Asia
Manufacturing, agribusiness and services	$74	$177	$40	$86	$2
Financial markets	—	2	—	—	—
Infrastructure and natural resources	109	131	77	95	—
Telecom, media & technology, and venture investing	46	46	10	46	—
Total Asia	229	356	127	227	2
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	278	354	118	315	4
Financial markets	17	26	17	27	2
Infrastructure and natural resources	186	211	127	188	2
Telecom, media & technology, and venture investing	12	12	1	17	1
Total Europe, Middle East and North Africa	493	603	263	547	9
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	158	177	64	163	7
Financial markets	41	69	37	46	1
Infrastructure and natural resources	317	364	146	353	6
Telecom, media & technology, and venture investing	20	20	14	21	—
Total Sub-Saharan Africa, Latin America and Caribbean	536	630	261	583	14
Other
Manufacturing, agribusiness and services	—	15	—	—	—
Total Other	—	15	—	—	—
Total	$1,258	$1,604	$651	$1,357	$25
All impaired loans at June 30, 2018 had specific reserves.
Nonaccruing loans
Loans on which the accrual of interest has been discontinued amounted to $1,309 million at December 31, 2018 ($1,377 million - June 30, 2018). The interest income on such loans for the three and six months ended December 31, 2018 and 2017 is summarized as follows (US$ millions):

	Three months ended December 31,		Six months ended December 31,

	2018	2017	2018	2017
Interest income not recognized on nonaccruing loans	$31	$38	$71	$69
Interest income recognized on loans in nonaccrual status related to current and prior years, on a cash basis	11	17	26	23

INTERNATIONAL FINANCE CORPORATION	Page 46

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

The recorded investment in nonaccruing loans at December 31, 2018 and June 30, 2018 is summarized by geographic region and industry sector as follow (US$ millions):

	December 31, 2018
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Telecom, media & technology, and venture investing	Total recorded investment in non-accruing loans
Asia	$60	$—	$74	$46	$180
Europe, Middle East and North Africa	149	34	275	18	476
Sub-Saharan Africa, Latin America and Caribbean	334	51	286	28	699
Other	—	—	—	2	2
Total disbursed loans	$543	$85	$635	$94	$1,357	*

	June 30, 2018
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Telecom, media & technology, and venture investing	Total recorded investment in non-accruing loans
Asia	$71	$—	$123	$46	$240
Europe, Middle East and North Africa	257	35	236	20	548
Sub-Saharan Africa, Latin America and Caribbean	242	53	295	20	610
Other	—	—	—	2	2
Total disbursed loans	$570	$88	$654	$88	$1,400	*

* Includes $48 million reported as debt securities on the Balance Sheet as of December 31, 2018 ($23 million - June 30, 2018).

INTERNATIONAL FINANCE CORPORATION	Page 47

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

Past due loans
An age analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region and industry sector follows (US$ millions):

	December 31, 2018
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Asia
Manufacturing, agribusiness and services	$—	$—	$44	$44	$1,786	$1,830
Financial markets	—	—	—	—	2,852	2,852
Infrastructure and natural resources	—	—	60	60	1,892	1,952
Telecom, media & technology, and venture investing	—	—	46	46	183	229
Total Asia	—	—	150	150	6,713	6,863
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	—	1	102	103	1,961	2,064
Financial markets	—	—	16	16	1,754	1,770
Infrastructure and natural resources	—	—	100	100	1,463	1,563
Telecom, media & technology, and venture investing	—	—	—	—	47	47
Total Europe, Middle East and North Africa	—	1	218	219	5,225	5,444
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	16	15	211	242	2,568	2,810
Financial markets	—	—	27	27	3,865	3,892
Infrastructure and natural resources	—	—	88	88	3,349	3,437
Telecom, media & technology, and venture investing	12	—	16	28	236	264
Total Sub-Saharan Africa, Latin America and Caribbean	28	15	342	385	10,018	10,403
Other
Manufacturing, agribusiness and services	—	—	—	—	646	646
Financial markets	—	—	—	—	1,029	1,029
Infrastructure and natural resources	—	—	—	—	194	194
Telecom, media & technology, and venture investing	—	—	—	—	—	—
Total Other	—	—	—	—	1,869	1,869
Total disbursed loans at amortized cost	$28	$16	$710	$754	$23,825	$24,579
Unamortized deferred loan origination fees, net and other						(136)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(2)
Recorded investment in loans at amortized cost						$24,441
At December 31, 2018, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 48

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

	June 30, 2018
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Asia
Manufacturing, agribusiness and services	$—	$—	$54	$54	$1,790	$1,844
Financial markets	—	—	—	—	2,371	2,371
Infrastructure and natural resources	—	—	62	62	2,128	2,190
Telecom, media & technology, and venture investing	—	—	46	46	226	272
Total Asia	—	—	162	162	6,515	6,677
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	—	14	184	198	2,049	2,247
Financial markets	—	—	2	2	1,797	1,799
Infrastructure and natural resources	34	—	146	180	1,339	1,519
Telecom, media & technology, and venture investing	—	—	—	—	45	45
Total Europe, Middle East and North Africa	34	14	332	380	5,230	5,610
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	14	5	150	169	2,734	2,903
Financial markets	—	2	26	28	3,602	3,630
Infrastructure and natural resources	—	—	88	88	3,185	3,273
Telecom, media & technology, and venture investing	—	—	16	16	260	276
Total Sub-Saharan Africa, Latin America and Caribbean	14	7	280	301	9,781	10,082
Other
Manufacturing, agribusiness and services	—	—	—	—	667	667
Financial markets	—	—	—	—	897	897
Infrastructure and natural resources	—	—	—	—	202	202
Total Other	—	—	—	—	1,766	1,766
Total disbursed loans at amortized cost	$48	$21	$774	$843	$23,292	$24,135
Unamortized deferred loan origination fees, net and other						(156)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(4)
Recorded investment in loans at amortized cost						$23,975
At June 30, 2018, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 49

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. In FY17 Q3, IFC implemented a new rating system, replacing its previous rating system. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the new rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong
An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.

CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than ‘CR-1’ and ‘CR-2’.
CR-4	BBB
An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.

CR-5	BBB-
An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB
An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-8	BB-
An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-9	B+	Weak
An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-10	B
An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-11	B-
An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.

CR-12	CCC+	Very Weak/ Special Attention
An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.

CR-13	CCC	Very Weak /Substandard
An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.

CR-14	CCC-	Extremely Weak /Doubtful
An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.

CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s accounting definition of default.

INTERNATIONAL FINANCE CORPORATION	Page 50

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

A summary of IFC’s disbursed loans at amortized cost by credit quality indicator effective December 31, 2018 and June 30, 2018 respectively, as well as by industry sector and geographic region follows (US$ millions):

	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Total disbursed loans at amortized cost at December 31, 2018	$26	$1,080	$3,455	$9,062	$9,010	$236	$399	$307	$1,004	$24,579
Total disbursed loans at amortized cost at June 30, 2018	$35	$1,207	$3,457	$8,814	$8,299	$291	$402	$561	$1,069	$24,135

December 31, 2018
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$—	$245	$1,435	$2,660	$2,302	$42	$20	$15	$144	$6,863
Europe, Middle East and North Africa	—	366	589	1,625	2,229	82	33	110	410	5,444
Sub-Saharan Africa, Latin America and Caribbean	—	469	1,166	3,476	4,202	112	346	182	450	10,403
Other	26	—	265	1,301	277	—	—	—	—	1,869
Total geographic region	$26	$1,080	$3,455	$9,062	$9,010	$236	$399	$307	$1,004	$24,579

December 31, 2018
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$26	$669	$1,111	$2,766	$2,006	$140	$100	$119	$413	$7,350
Financial markets	—	26	1,901	4,841	2,676	17	25	2	55	9,543
Infrastructure and natural resources	—	300	353	1,232	4,271	78	274	186	452	7,146
Telecom, media & technology, and venture investing	—	85	90	223	57	1	—	—	84	540
Total industry sector	$26	$1,080	$3,455	$9,062	$9,010	$236	$399	$307	$1,004	$24,579
* Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 51

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E - LOANS AND GUARANTEES (continued)

June 30, 2018
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$—	$292	$1,248	$2,520	$2,320	$37	$19	$19	$222	$6,677
Europe, Middle East and North Africa	—	405	707	1,663	2,055	34	17	285	444	5,610
Sub-Saharan Africa, Latin America and Caribbean	—	510	725	3,969	3,632	220	366	257	403	10,082
Other	35	—	777	662	292	—	—	—	—	1,766
Total geographic region	$35	$1,207	$3,457	$8,814	$8,299	$291	$402	$561	$1,069	$24,135

June 30, 2018
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$35	$772	$1,238	$2,660	$2,037	$134	$88	$216	$481	$7,661
Financial markets	—	29	1,879	4,632	2,048	23	28	16	42	8,697
Infrastructure and natural resources	—	300	281	1,286	4,113	133	282	317	472	7,184
Telecom, media & technology, and venture investing	—	106	59	236	101	1	4	12	74	593
Total industry sector	$35	$1,207	$3,457	$8,814	$8,299	$291	$402	$561	$1,069	$24,135
Loan modifications, including past due amounts capitalized and written off, during the three and six months ended December 31, 2018 considered troubled debt restructurings totaled $52 and $223 million ($25 million and $72 million - three and six months ended December 31, 2017). There was one loan that defaulted during the six months ended December 31, 2018 that had been modified in a troubled debt restructuring within 12 months prior to the date of default with an outstanding balance of $12 million (two loans defaulted during the six months ended December 31, 2017, with an outstanding balance of $14 million).
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at December 31, 2018 totaled $4,752 million ($4,809 million - June 30, 2018). Guarantees of $3,972 million that were outstanding (i.e., not called) at December 31, 2018 ($4,096 million - June 30, 2018), were not included in loans on IFC’s condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F - DEBT SECURITIES

Income from debt securities, including realized gains and losses on debt securities and associated derivatives for the three and six months ended December 31, 2018 and 2017 comprise the following (US$ millions):

	Three months ended December 31,		Six months ended December 31,

	2018	2017	2018	2017
Interest income	$93	$75	$184	$133
Dividends	4	1	4	1
Realized gains (losses) on debt securities and associated derivatives	2	(6)	2	(7)
Other-than-temporary impairments *	(8)	(15)	(246)	(25)
Total income from debt securities, including realized (losses) gains on debt securities and associated derivatives	$91	$55	$(56)	$102
* Includes impairments of available-for-sale debt securities of $238 million for the six months ended December 31, 2018 (nil for the three months ended December 31, 2018) to write down the cumulative foreign exchange losses due to significant currency depreciation, as IFC considers the foreign exchange losses associated with those debt securities as other-than-temporary.
Debt securities accounted for as available-for-sale at December 31, 2018 and June 30, 2018 comprise (US$ millions):

December 31, 2018
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction (losses)/ gains	Fair value
Corporate debt securities	$3,930	$63	$(164)	$(108)	$3,721
Preferred shares	120	75	(2)	—	193
Asset-backed securities	715	—	(26)	4	693
Total	$4,765	$138	$(192)	$(104)	$4,607

June 30, 2018
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$4,115	$81	$(97)	$(138)	$3,961
Preferred shares	144	66	(2)	—	208
Asset-backed securities	833	—	(31)	(71)	731
Total	$5,092	$147	$(130)	$(209)	$4,900
The following table shows the unrealized losses and fair value of debt securities at December 31, 2018 and June 30, 2018 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis (US$ millions):

December 31, 2018
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$1,407	$(101)	$754	$(63)	$2,161	$(164)
Preferred shares	—	—	17	(2)	17	(2)
Asset-backed securities	109	(26)	—	—	109	(26)
Total	$1,516	$(127)	$771	$(65)	$2,287	$(192)

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F - DEBT SECURITIES (continued)

June 30, 2018
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$1,116	$(78)	$308	$(19)	$1,424	$(97)
Preferred shares	18	(1)	1	(1)	19	(2)
Asset-backed securities	125	(31)	—	—	125	(31)
Total	$1,259	$(110)	$309	$(20)	$1,568	$(130)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign currency exchange rates. Based upon IFC’s assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC’s assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.
Nonaccruing debt securities
Debt securities on which the accrual of interest has been discontinued amounted to $48 million at December 31, 2018 ($23 million - June 30, 2018).

NOTE G - EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments and associated derivatives for the three and six months ended December 31, 2018 and 2017 comprises the following (US$ millions):

	Three months ended December 31,		Six months ended December 31,

	2018	2017	2018	2017
Unrealized (losses) gains on equity investments and associated derivatives*	$(379)	$39	$(1,178)	$37
Realized gains on equity investments and associated derivatives, net	11	262	242	482
Losses/gains on equity investments and associated derivatives, net	(368)	301	(936)	519
Dividends	54	97	100	139
Other-than-temporary impairments:
Equity investments at cost less impairment	—	(46)	—	(137)
Equity investments available-for-sale	—	(36)	—	(82)
Total other-than-temporary impairments	—	(82)	—	(219)
Custody, fees and other	2	2	3	3
Total (loss) income from equity investments and associated derivatives	$(312)	$318	$(833)	$442
* Including unrealized gains and losses related to equity securities still held at December 31, 2018 - net losses of $398 million and $989 million for the three and six months ended December 31, 2018.
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient and totaled $3,950 million as of December 31, 2018 ($3,960 million - June 30, 2018). These investments cannot be redeemed. Instead distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds will be liquidated over five to eight years. As of December 31, 2018, the maximum unfunded commitments subject to capital calls for these funds are $1,138 million ($1,334 million - June 30, 2018).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H - RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings
The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Creating Markets Advisory Window	Performance-based grants	SME Ventures for IDA countries	Total designated retained earnings
At June 30, 2017	$—	$99	$—	$8	$18	$125
Year ended June 30, 2018
Designations of retained earnings	80	40	85	—	—	205
Reallocation of prior year designations	—	(49)	49	—	—	—
Expenditures against designated retained earnings	(80)	(44)	(12)	(3)	(1)	(140)
At June 30, 2018	$—	$46	$122	$5	$17	$190
Six months ended December 31, 2018
Designations of retained earnings	115	45	70	—	—	230
Expenditures against designated retained earnings	—	(7)	(8)	(1)	(1)	(17)
At December 31, 2018	$115	$84	$184	$4	$16	$403
On August 9, 2018, the Board of Directors approved a designation of $70 million of IFC’s retained earnings for IFC’s Creating Markets Advisory Window (CMAW), $45 million of IFC’s retained earnings for advisory services, and a designation of up to $115 million of IFC’s retained earnings for grants to IDA. The transfer of funds to IDA are subject to certain conditions, including capping transfers during a fiscal year at IFC’s Net Income, if any, for the nine months ended March 31 of that fiscal year.
On October 12, 2018, the Board of Governors noted with approval the designations approved by the Board of Directors. IFC recognizes designation of retained earnings for advisory services and CMAW when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors.
Accumulated other comprehensive income (loss)
The components of accumulated other comprehensive income (loss) at December 31, 2018 and June 30, 2018 are summarized as follows (US$ millions):

	December 31, 2018	June 30, 2018
Net unrealized losses on available-for-sale debt securities	$(158)	$(192)
Net unrealized gains on available-for-sale equity investments	—	1,402
Net unrealized gains on borrowings at fair value under the fair value option due to changes in instrument-specific credit risk	227	—
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(929)	(946)
Total accumulated other comprehensive (loss) income	$(860)	$264

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I - NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three and six months ended December 31, 2018 and 2017 comprise (US$ millions):

	Three months ended December 31,		Six months ended December 31,
	2018	2017	2018	2017
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized gains (losses) on loans and associated derivatives	$(42)	$62	$(23)	$16
Unrealized gains (losses) on debt securities and associated derivatives	(26)	44	14	80
Total net unrealized gains (losses) on loans, debt securities and associated derivatives	(68)	106	(9)	96
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains and losses on market borrowings accounted for at fair value:
Credit spread component*	—	(77)	—	(65)
Interest rate, foreign exchange and other components	(551)	266	(98)	244
Total unrealized gains (losses) on market borrowings	(551)	189	(98)	179
Unrealized gains (losses) on derivatives associated with market borrowings	453	(295)	(14)	(216)
Unrealized gains (losses) on borrowings from IDA accounted for at fair value	(11)	7	(9)	7
Total net unrealized gains (losses) on borrowings from market, IDA and associated derivatives	(109)	(99)	(121)	(30)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$(177)	$7	$(130)	$66
* As discussed in Note A, “Summary of significant accounting and related policies”, effective July 1, 2018, the portion of the change in fair value of borrowings under the FVO resulting from the change of IFC’s own credit risk is recorded in other comprehensive income. In prior periods, these amounts were recognized in net income.
Market borrowings economically hedged with financial instruments, including derivatives, accounted for at fair value with changes therein reported in earnings are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value includes the impact of changes in IFC’s own credit spread. As credit spreads widen, unrealized gains occur and when such credit spreads narrow, unrealized losses occur (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of the cash flows on the market borrowings.
Changes in fair value resulting from changes in IFC’s own credit risk were estimated by incorporating the IFC’s current credit spreads observable in the bond markets into the relevant valuation technique used to value each liability as described in Note K.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J - DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, “Summary of significant accounting and related policies”, IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes IFC’s risk management and use of derivative instruments.
The fair value of derivative instrument assets and liabilities by risk type at December 31, 2018 and June 30, 2018 is summarized as follows (US$ millions):

Condensed Consolidated Balance Sheet location	December 31, 2018	June 30, 2018
Derivative assets
Interest rate	$289	$318
Foreign exchange	179	483
Interest rate and currency	1,775	1,773
Equity and other	194	235
Total derivative assets	$2,437	$2,809
Derivative liabilities
Interest rate	$968	$1,153
Foreign exchange	147	88
Interest rate and currency	3,574	3,037
Equity and other	9	11
Total derivative liabilities	$4,698	$4,289

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J - DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS (continued)

The effect of derivative instrument contracts on the condensed consolidated statement of operations for the three and six months ended December 31, 2018 and 2017 is summarized as follows (US$ millions):

Derivative risk category		Three months ended December 31,		Six months ended December 31,
	Condensed Consolidated Statement of Operations location	2018	2017	2018	2017
Interest rate	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$—	$(1)	$(1)	$—
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	1	—	2	(1)
	Income from liquid asset trading activities	(26)	3	(40)	(14)
	Charges on borrowings	(20)	30	(19)	63
	Other income	1	(1)	14	(1)
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	285	(95)	185	(97)
Foreign exchange	Income from liquid asset trading activities	108	52	144	88
	Foreign currency transaction gains and losses on non-trading activities	(96)	(61)	(158)	(100)
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(1)	(1)	(1)	(1)
Interest rate and currency	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	(25)	(39)	(37)	(93)
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	3	(9)	1	(16)
	Income from liquid asset trading activities	51	26	114	60
	Charges on borrowings	145	184	294	366
	Foreign currency transaction gains and losses on non-trading activities	42	(360)	(438)	(434)
	Other Income	(2)	—	1	—
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	114	(136)	(211)	(53)
Equity	Income (loss) from equity investments and associated derivatives	9	(42)	(35)	(36)
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(2)	—	(4)	(17)
	Total	$587	$(450)	$(189)	$(286)
The income related to each derivative risk category includes realized and unrealized gains and losses.
At December 31, 2018, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $52,384 million ($57,960 million at June 30, 2018), foreign exchange contracts was $22,563 million ($21,279 million at June 30, 2018) and interest rate and currency contracts was $41,185 million ($38,267 million at June 30, 2018). At December 31, 2018, there were 218 equity contracts related to IFC’s loan and equity investment portfolio and no other derivative contract recognized as derivatives assets or liabilities under ASC Topic 815 (353 equity risk and other contracts at June 30, 2018).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K - FAIR VALUE MEASUREMENTS

Many of IFC’s financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their contractual cash flows.
The estimated fair values as of December 31, 2018 and June 30, 2018 reflect multiple factors such as interest rates, credit risk, foreign currency exchange rates and commodity prices. Reasonable comparability of fair values among financial institutions is not likely because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
All of IFC’s financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee (CRC), a subcommittee of IFC’s Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC’s Treasury department and IFC’s Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.
IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loan investments and related derivatives). IFC’s Portfolio Valuation Unit, in Risk & Financial Sustainability, and Portfolio Review Unit, in Finance and Accounting, provide oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio. A Portfolio Committee, a committee of IFC’s management team, was established effective FY18 Q1 with responsibilities that include oversight of portfolio valuations.
IFC’s borrowings are fair valued by the Quantitative Analysis and Modeling Group in IFC’s Treasury department under the oversight of the Corporate Portfolio and Risk Management department.
The methodologies used and key assumptions made to estimate fair values as of December 31, 2018, and June 30, 2018, are summarized below.
Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

Loans and debt securities - Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. All loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of December 31, 2018 and June 30, 2018 are presented below:

December 31, 2018
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$93	Discount rate	5.9 – 30.0	13.1
	Relative valuations	85	Valuation multiples*
	Recent transactions	207
	Other techniques	13
Total preferred shares		398
Loans and other debt securities	Discounted cash flows	1,680	Credit default swap spreads	0.7 – 6.2	3.4
			Expected recovery rates	35.0 – 85.0	45.1
	Recent transactions	1,484
	Other techniques	559
Total loans and other debt securities		3,723
Total		$4,121
* In case of valuation techniques with multiple significant inputs, including price/earnings ratio and enterprise value/sales ratio, the range and weighted average are not provided.

June 30, 2018
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$112	Discount rate	10.2 – 30.0	15.2
	Relative valuations	71	Valuation multiples*
	Recent transactions	192
	Other techniques	8
Total preferred shares		383
Loans and other debt securities	Discounted cash flows	2,203	Credit default swap spreads	0.6 – 6.9	2.2
			Expected recovery rates	35.0 – 50.0	44.8
	Recent transactions	1,715
	Other techniques	408
Total loans and other debt securities		4,326
Total		$4,709
* In case of valuation techniques with multiple significant inputs, including price/earnings ratio and enterprise value/sales ratio, the range and weighted average are not provided.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.
As of December 31, 2018, IFC had bond issuances with a total fair value of $57 million classified as level 3 in Kazakhstan tenge and Uzbekistan sum where the significant unobservable inputs were yield curve data. As of December 31, 2018, the weighted average effective interest rate on medium and long-term borrowings carried at amortized cost was 6.7% and the effective interest rate on short-term borrowings carried at amortized cost was 2.3%.
Derivative instruments - The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of December 31, 2018 and June 30, 2018 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

December 31, 2018
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$28	Volatilities	28.1 – 35.4	32.2
	Variable strike price options	156	Contractual strike price*
	Other	1
Interest rate and currency swap assets	Vanilla swaps	25	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(11)	Yield curve points, exchange rates
Total		$199
* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

June 30, 2018
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$21	Volatilities	11.6 – 35.4	20.1
	Variable strike price options	202	Contractual strike price*
	Other	1
Interest rate and currency swap assets	Vanilla swaps	8	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(7)	Yield curve points, exchange rates
Total		$225
* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.
Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 were valued using quoted prices in inactive markets. The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of December 31, 2018 and June 30, 2018 are presented below:

December 31, 2018
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial	Discounted cash flows	$1,062	Cost of equity (%)	10.1 – 24.6	14.7
Institutions			Asset growth rate (%)	(23.2) – 156.0	17.5
			Return on assets (%)	(8.4) – 7.7	1.6
			Perpetual growth rate (%)	3.0 – 14.0	5.4
	Relative valuations	74	Valuation multiples**
	Listed price (adjusted)	347	Discount for lock-up (%)	2.0 – 50.0	3.3
	Recent transactions	619
	Other techniques	801
	Associated options****	36
Total banking and other financial institutions		2,939
Funds	Recent transactions	44
	Other techniques	50
Total funds		94
Others	Discounted cash flows	2,022	Weighted average cost of capital (%)	8.2 – 22.7	11.9
			Cost of equity (%)	9.8 – 27.3	13.4
	Relative valuations	701	Valuation multiples**
	Listed price (adjusted)	—	Discount for lock-up (%)	***	10.0
	Recent transactions	739
	Other techniques	238
	Associated options****	73
Total others		3,773
Total		$6,806
* Less than $0.5 million.
** In case of valuation techniques with multiple significant inputs, including price/earnings ratio and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided.
*** No range is provided as all of the projects that use this valuation technique are with the same institution and have the same lock-up discount percentage.
**** Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

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NOTE K - FAIR VALUE MEASUREMENTS (continued)

June 30, 2018
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial	Discounted cash flows	$473	Cost of equity (%)	10.1 – 25.0	14.7
Institutions			Asset growth rate (%)	(23.2) – 125.0	14.1
			Return on assets (%)	(1.3) – 5.2	2.6
			Perpetual growth rate (%)	3.0 – 14.0	5.3
	Relative valuations	—	Discount for lock-up (%)	0.0 – 50.0	7.2
	Listed price (adjusted)	713
	Recent transactions	67
	Other techniques	73
Total banking and other financial institutions		1,326
Funds	Recent transactions	83
Total funds		83
Others	Discounted cash flows	1,098	Weighted average cost of capital (%)	8.0 – 21.9	12.1
			Cost of equity (%)	12.1 – 18.5	15.6
	Relative valuations	272	Valuation multiples*
	Listed price (adjusted)	3	Discount for lock-up (%)	**	4.5
	Recent transactions	141
	Other techniques	174
Total others		1,688
Total		$3,097
*In case of valuation techniques with multiple significant inputs, including price/earnings ratio and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided.
** No range is provided as all of the projects that use this valuation technique are with the same institution and have the same lock-up discount percentage.

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NOTE K - FAIR VALUE MEASUREMENTS (continued)

Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at December 31, 2018 and June 30, 2018 are summarized below (US$ millions):

	December 31, 2018			June 30, 2018
	Carrying amount		Fair value	Carrying amount	Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$46,396		$46,396	$45,303	$45,303
Investments:
Loans at amortized cost, net of reserves against losses	23,255		24,045	22,682	23,975
Loans accounted for at fair value under the Fair Value Option	991		991	927	927
Total loans	24,246		25,036	23,609	24,902
Equity investments at cost less impairment	—		—	2,710	4,251
Equity investments accounted for at fair value as available-for-sale	—		—	3,528	3,528
Equity investments accounted for at fair value	13,135	*	13,125	6,794	6,794
Total equity investments	13,135		13,125	13,032	14,573
Debt securities accounted for at fair value as available-for-sale	4,607		4,607	4,900	4,900
Debt securities accounted for at fair value under the Fair Value Option	1,252		1,252	723	723
Total debt securities	5,859		5,859	5,623	5,623
Total investments	43,240		44,020	42,264	45,098
Derivative assets:
Borrowings-related	355		355	437	437
Liquid asset portfolio-related and other	301		301	693	693
Investment-related	1,514		1,514	1,437	1,437
Client risk management-related	267		267	242	242
Total derivative assets	2,437		2,437	2,809	2,809
Other investment-related financial assets**	—		8	—	83
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$6,775		$6,775	$6,364	$6,364
Market, IBRD, IDA and other borrowings outstanding	53,198		53,176	53,095	53,078
Derivative liabilities:
Borrowings-related	4,057		4,057	3,659	3,659
Liquid asset portfolio-related and other	256		256	232	232
Investment-related	135		135	169	169
Client risk management-related	250		250	229	229
Total derivative liabilities	4,698		4,698	4,289	4,289
* For $10 million of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.
** Through June 30, 2018, Other investment-related financial assets comprise standalone options and warrants that did not meet the definition of a derivative. Effective July 1, 2018, these equity-related financial instruments are measured at fair value with unrealized gains and losses recognized in earnings in accordance with ASU 2016-01 and included in “Equity investments” on the condensed consolidated balance sheets.
The fair value of loan commitments amounted to $31 million at December 31, 2018 ($40 million - June 30, 2018). Fair values of loan commitments are based on present value of loan commitment fees.

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NOTE K - FAIR VALUE MEASUREMENTS (continued)

Fair value hierarchy
The following tables provide information as of December 31, 2018 and June 30, 2018, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	December 31, 2018
	Level 1		Level 2	Level 3	Total
Trading securities:
Asset-backed securities	$—		$5,767	$—	$5,767
Corporate debt securities	3,080		4,504	—	7,584
Government and agency obligations	13,061		3,086	17	16,164
Money market funds	115		—	—	115
Total trading securities	16,256	*	13,357	17	29,630
Loans	—		1	959	960
Loans measured at net asset value***					31
Total Loans (Outstanding principal balance $1,108)	—		1	959	991
Equity investments:
Banking and other financial institutions	1,195		105	2,939	4,239
Funds	16		16	94	126
Others	1,022		15	3,773	4,810
Equity investments measured at net asset value***					3,950
Total equity investments	2,233		136	6,806	13,125
Debt securities:
Corporate debt securities	516		1,587	2,028	4,131
Preferred shares	—		—	398	398
Asset-backed securities	—		80	734	814
Other debt securities	—		—	2	2
Debt securities measured at net asset value***					514
Total debt securities	516		1,667	3,162	5,859
Derivative assets:
Interest rate	—		289	—	289
Foreign exchange	—		179	—	179
Interest rate and currency	—		1,750	25	1,775
Equity and other	—		—	194	194
Total derivative assets	—		2,218	219	2,437
Total assets at fair value	$19,005		$17,379	$11,163	$52,042
Borrowings:
Structured bonds	204		$6,512	—	$6,716
Unstructured bonds	32,489		10,391	57	42,937
Total borrowings (outstanding principal balance $54,160**)	32,693		16,903	57	49,653
Derivative liabilities:
Interest rate	—		968	—	968
Foreign exchange	—		147	—	147
Interest rate and currency	—		3,563	11	3,574
Equity and other	—		—	9	9
Total derivative liabilities	—		4,678	20	4,698
Total liabilities at fair value	$32,693		$21,581	$77	$54,351
* Includes securities priced at par plus accrued interest, which approximates fair value.
** Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5,258 million, with a fair value of $1,879 million as of December 31, 2018.
***In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
Note: For the six months ended December 31, 2018: Trading securities with fair value of $340 million transferred from level 1 to level 2 and $2,243 million from level 2 to level 1 due to decrease/increase in market activities. Equity investments with fair value of $13 million transferred from level 1 to level 2 and $46 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $3,417 million transferred from level 1 to level 2, while bonds with a fair value of $1,085 million were transferred from level 2 to level 1 due to change in quality of market price information.

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NOTE K - FAIR VALUE MEASUREMENTS (continued)

	June 30, 2018
	Level 1		Level 2	Level 3	Total
Trading securities:
Asset-backed securities	$—		$7,192	$—	$7,192
Corporate debt securities	1,566		6,672	—	8,238
Government and agency obligations	9,514		3,869	18	13,401
Money market funds	78		—	—	78
Total trading securities	11,158	*	17,733	18	28,909
Loans	—		2	894	896
Loans measured at net asset value***					31
Total Loans (Outstanding principal balance $1,037)	—		2	894	927
Equity investments:
Banking and other financial institutions	1,596		254	1,326	3,176
Funds	30		15	83	128
Others	1,313		57	1,688	3,058
Equity investments measured at net asset value***					3,960
Total equity investments	2,939		326	3,097	10,322
Debt securities:
Corporate debt securities	621		672	2,590	3,883
Preferred shares	—		—	383	383
Asset-backed securities	—		—	840	840
Other debt securities	—		—	2	2
Debt securities measured at net asset value***					515
Total debt securities	621		672	3,815	5,623
Derivative assets:
Interest rate	—		318	—	318
Foreign exchange	—		483	—	483
Interest rate and currency	—		1,765	8	1,773
Equity and other	—		—	235	235
Total derivative assets	—		2,566	243	2,809
Total assets at fair value	$14,718		$21,299	$8,067	$48,590
Borrowings:
Structured bonds	36		$6,103	—	$6,139
Unstructured bonds	36,042		7,994	46	44,082
Total borrowings (outstanding principal balance $54,692**)	36,078		14,097	46	50,221
Derivative liabilities:
Interest rate	—		1,153	—	1,153
Foreign exchange	—		88	—	88
Interest rate and currency	—		3,030	7	3,037
Equity and other	—		—	11	11
Total derivative liabilities	—		4,271	18	4,289
Total liabilities at fair value	$36,078		$18,368	$64	$54,510
* Includes securities priced at par plus accrued interest, which approximates fair value.
** Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5,281 million, with a fair value of $1,940 million as of June 30, 2018.
***In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
Note: For the year ended June 30, 2018: Trading securities with fair value of $2,950 million transferred from level 1 to level 2 and $0 from level 2 to level 1 due to decrease/increase in market activities. Equity investments with fair value of $158 million transferred from level 1 to level 2 and $34 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $1,072 million transferred from level 1 to level 2, while bonds with a fair value of $300 million were transferred from level 2 to level 1 due to change in quality of market price information.

INTERNATIONAL FINANCE CORPORATION	Page 66

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and six months ended December 31, 2018 and 2017 (US$ millions). IFC’s policy is to recognize transfers in and transfers out at the beginning of the reporting period.

	Three months ended December 31, 2018
	Balance as of October 1, 2018	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of December 31, 2018	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—	$—	$—	$—
Corporate debt securities	—	—	—	—	—	—	—	—
Government and agency obligations	18	(1)	—	—	—	—	17	(1)
Total trading securities	18	(1)	—	—	—	—	17	(1)
Loans	881	(1)	—	79	—	—	959	(17)
Equity investments:
Banking and other financial institutions	3,241	(22)	—	4	—	(284)	2,939	(41)
Funds	115	(1)	—	(20)	—	—	94	(1)
Others	3,726	57	—	(10)	—	—	3,773	10
Total equity investments	7,082	34	—	(26)	—	(284)	6,806	(32)
Debt securities:
Corporate debt securities	2,052	(4)	(6)	203	280	(497)	2,028	4
Preferred shares	400	9	2	(13)	—	—	398	1
Asset-backed securities	775	(3)	8	14	—	(60)	734	(3)
Other debt securities	2	—	—	—	—	—	2	—
Total debt securities	3,229	2	4	204	280	(557)	3,162	2
Derivative assets:
Interest rate and currency	18	7	—	—	—	—	25	8
Equity and other	188	6	—	—	—	—	194	6
Total derivative assets	206	13	—	—	—	—	219	14
Total assets at fair value	$11,416	$47	$4	$257	$280	$(841)	$11,163	$(34)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(53)	13	—	(22)	—	5	(57)	13
Total borrowings	(53)	13	—	(22)	—	5	(57)	13
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(10)	(1)	—	—	—	—	(11)	(1)
Equity and other	(10)	1	—	—	—	—	(9)	1
Total derivative liabilities	(20)	—	—	—	—	—	(20)	—
Total liabilities at fair value	$(73)	$13	$—	$(22)	$—	$5	$(77)	$13
(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2018.
(**) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of October 1, 2018 beginning balance as of December 31, 2018.

INTERNATIONAL FINANCE CORPORATION	Page 67

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

	Six months ended December 31, 2018
	Balance as of June 30 2018	Adoption of new accounting pronouncements	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of December 31, 2018	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
			Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—	$—	$—	$—	$—
Corporate debt securities	—	—	—	—	—	—	—	—	—
Government and agency obligations	18	—	(1)	—	—	—	—	17	(1)
Total trading securities	18	—	(1)	—	—	—	—	17	(1)
Loans	894	—	(14)	—	80	—	(1)	959	(5)
Equity investments:
Banking and other financial institutions	1,326	1,985	(141)	—	(2)	69	(298)	2,939	(154)
Funds	83	—	3	—	8	—	—	94	4
Others	1,688	2,219	(153)	—	22	—	(3)	3,773	(203)
Total equity investments	3,097	4,204	(291)	—	28	69	(301)	6,806	(353)
Debt securities:
Corporate debt securities	2,590	—	(22)	(114)	470	426	(1,322)	2,028	(4)
Preferred shares	383	—	41	10	(36)	—	—	398	34
Asset-backed securities	840	—	(12)	(40)	6	—	(60)	734	2
Other debt securities	2	—	—	—	—	—	—	2	—
Total debt securities	3,815	—	7	(144)	440	426	(1,382)	3,162	32
Derivative assets:
Interest rate and currency	8	—	14	—	3	—	—	25	17
Equity and other	235	—	(41)	—	—	—	—	194	12
Total derivative assets	243	—	(27)	—	3	—	—	219	29
Total assets at fair value	$8,067	$4,204	$(326)	$(144)	$551	$495	$(1,684)	$11,163	$(298)
Borrowings:
Structured bonds	$—	—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(46)	—	6	—	(22)	—	5	(57)	6
Total borrowings	(46)	—	6	—	(22)	—	5	(57)	6
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—	—
Interest rate and currency	(7)	—	(4)	—	—	—	—	(11)	(4)
Equity and other	(11)	—	2	—	—	—	—	(9)	2
Total derivative liabilities	(18)	—	(2)	—	—	—	—	(20)	(2)
Total liabilities at fair value	$(64)	—	$4	$—	$(22)	$—	$5	$(77)	$4
(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2018.
(**) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2018 beginning balance as of December 31, 2018.

INTERNATIONAL FINANCE CORPORATION	Page 68

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

	Three months ended December 31, 2017
	Balance as of October 1, 2017	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of December 31, 2017	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$2	$—	$—	$—	$—	$(2)	$—	$—
Corporate debt securities	—	—	—	—	—		—	—
Government and agency obligations	19	(1)	—	—	—	—	18	(1)
Total trading securities	21	(1)	—	—	—	(2)	18	(1)
Loans	925	13	—	(29)	—	—	909	12
Equity investments:
Banking and other financial institutions	1,044	52	(7)	276	—	—	1,365	52
Funds	101	8	—	(2)	—	—	107	7
Others	1,775	40	4	(95)	—	—	1,724	5
Total equity investments	2,920	100	(3)	179	—	—	3,196	64
Debt securities:
Corporate debt securities	2,375	4	22	490	112	(188)	2,815	16
Preferred shares	396	(11)	9	13	—	—	407	3
Asset-backed securities	515	5	(7)	341	—	—	854	5
Other debt securities	2	—	—	—	—	—	2	—
Total debt securities	3,288	(2)	24	844	112	(188)	4,078	24
Derivative assets:
Interest rate and currency	7	—	—	2	—	—	9	2
Equity and other	222	(42)	—	—	—	—	180	(42)
Total derivative assets	229	(42)	—	2	—	—	189	(40)
Total assets at fair value	$7,383	$68	$21	$996	$112	$(190)	$8,390	$59
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(25)	1	—	—	—	—	(24)	1
Total borrowings	(25)	1	—	—	—	—	(24)	1
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(2)	(2)	—	—	—	2	(2)	—
Equity and other	(11)	(1)	—	1	—	—	(11)	—
Total derivative liabilities	(13)	(3)	—	1	—	2	(13)	—
Total liabilities at fair value	$(38)	$(2)	$—	$1	$—	$2	$(37)	$1
(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2017.
(**)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of October 1, 2017 beginning balance as of December 31, 2017.

INTERNATIONAL FINANCE CORPORATION	Page 69

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

	Six months ended December 31, 2017
	Balance as of July 1, 2017	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of December 31, 2017	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$2	$—	$(2)	$—	$—
Corporate debt securities	—	—	—	—	—	—	—	—
Government and agency obligations	19	(1)	—	—	—	—	18	(1)
Total trading securities	19	(1)	—	2	—	(2)	18	(1)
Loans	928	(17)	—	(2)	—	—	909	(12)
Equity investments:
Banking and other financial institutions	980	120	(18)	229	152	(98)	1,365	81
Funds	88	12	—	7	—	—	107	12
Others	2,042	—	(3)	(101)	9	(223)	1,724	(49)
Total equity investments	3,110	132	(21)	135	161	(321)	3,196	44
Debt securities:
Corporate debt securities	2,458	(26)	124	478	189	(408)	2,815	47
Preferred shares	391	(15)	12	19	—	—	407	10
Asset-backed securities	524	4	(5)	331	—	—	854	12
Other debt securities	2	—	—	—	—	—	2	—
Total debt securities	3,375	(37)	131	828	189	(408)	4,078	69
Derivative assets:
Interest rate and currency	7	—	—	2	1	(1)	9	4
Equity and other	234	(54)	—	—	—	—	180	(54)
Total derivative assets	241	(54)	—	2	1	(1)	189	(50)
Total assets at fair value	$7,673	$23	$110	$965	$351	$(732)	$8,390	$50
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(26)	2	—	—	—	—	(24)	2
Total borrowings	(26)	2	—	—	—	—	(24)	2
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(3)	(1)	—	—	—	2	(2)	—
Equity and other	(13)	1	—	1	—	—	(11)	1
Total derivative liabilities	(16)	—	—	1	—	2	(13)	1
Total liabilities at fair value	$(42)	$2	$—	$1	$—	$2	$(37)	$3
(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2017.
(**) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2017 beginning balance as of December 31, 2017.

INTERNATIONAL FINANCE CORPORATION	Page 70

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and six months ended December 31, 2018 and 2017 (US$ millions).

	Three months ended December 31, 2018
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate debt securities	—	—	—	—	—
Government and agency obligations	—	—	—	—	—
Total trading securities	—	—	—	—	—
Loans	—	—	168	(89)	79
Equity investments:
Banking and other financial institutions	39	(35)	—	—	4
Funds	11	—	—	(31)	(20)
Others	67	(79)	—	2	(10)
Total equity investments	117	(114)	—	(29)	(26)
Debt securities:
Corporate debt securities	227	—	—	(24)	203
Preferred shares	7	(4)	—	(16)	(13)
Asset-backed securities	23	—	—	(9)	14
Total debt securities	257	(4)	—	(49)	204
Derivative assets:
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	—	—
Total derivative assets	—	—	—	—	—
Total assets at fair value	$374	$(118)	$168	$(167)	$257
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(22)	—	(22)
Total Borrowings	—	—	(22)	—	(22)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	—	—	—
Total liabilities at fair value	$—	$—	$(22)	$—	$(22)

INTERNATIONAL FINANCE CORPORATION	Page 71

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

	Six months ended December 31, 2018
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate debt securities	—	—	—	—	—
Government and agency obligations	—	—	—	—	—
Total trading securities	—	—	—	—	—
Loans	—	—	192	(112)	80
Equity investments:
Banking and other financial institutions	53	(35)	—	(20)	(2)
Funds	24	—	—	(16)	8
Others	118	(117)	—	21	22
Total equity investments	195	(152)	—	(15)	28
Debt securities:
Corporate debt securities	511	(1)	—	(40)	470
Preferred shares	7	(5)	—	(38)	(36)
Asset-backed securities	25	—	—	(19)	6
Total debt securities	543	(6)	—	(97)	440
Derivative assets:
Interest rate and currency	—	—	3	—	3
Equity and other	—	—	—	—	—
Total derivative assets	—	—	3	—	3
Total assets at fair value	$738	$(158)	$195	$(224)	$551
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(22)	—	(22)
Total Borrowings	—	—	(22)	—	(22)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	—	—	—
Total liabilities at fair value	$—	$—	$(22)	$—	$(22)

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

	Three months ended December 31, 2017
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate debt securities	—	—	—	—	—
Government and agency obligations	—	—	—	—	—
Total trading securities	—	—	—	—	—
Loans	—	—	8	(37)	(29)
Equity investments:
Banking and other financial institutions	39	(17)	—	254	276
Funds	33	—	—	(35)	(2)
Others	60	(155)	—	—	(95)
Total equity investments	132	(172)	—	219	179
Debt securities:
Corporate debt securities	630	—	—	(140)	490
Preferred shares	12	1	—	—	13
Asset-backed securities	269	—	—	72	341
Total debt securities	911	1	—	(68)	844
Derivative assets:
Interest rate and currency	2	—	—	—	2
Equity and other	—	—	—	—	—
Total derivative assets	2	—	—	—	2
Total assets at fair value	$1,045	$(171)	$8	$114	$996
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	—	—	—
Total Borrowings	—	—	—	—	—
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	1	1
Total derivative liabilities	—	—	—	1	1
Total liabilities at fair value	$—	$—	$—	$1	$1

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K - FAIR VALUE MEASUREMENTS (continued)

	Six months ended December 31, 2017
	Purchases	Sales	Issuances	Settlements and others	Net

Trading securities:
Asset-backed securities	$2	$—	$—	$—	$2
Corporate debt securities	—	—	—	—	—
Government and agency obligations	—	—	—	—	—
Total trading securities	2	—	—	—	2
Loans	—	—	77	(79)	(2)
Equity investments:
Banking and other financial institutions	40	(65)	—	254	229
Funds	53	(2)	—	(44)	7
Others	63	(164)	—	—	(101)
Total equity investments	156	(231)	—	210	135
Debt securities:
Corporate debt securities	832	—	—	(354)	478
Preferred shares	18	1	—	—	19
Asset-backed securities	284	—	—	47	331
Total debt securities	1,134	1	—	(307)	828
Derivative assets:
Interest rate and currency	2	—	—	—	2
Equity and other	—	—	—	—	—
Total derivative assets	2	—	—	—	2
Total assets at fair value	$1,294	$(230)	$77	$(176)	$965
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	—	—	—
Total Borrowings	—	—	—	—	—
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	1	1
Total derivative liabilities	—	—	—	1	1
Total liabilities at fair value	$—	$—	$—	$1	$1
Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated statements of operations in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

INTERNATIONAL FINANCE CORPORATION	Page 74

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L - SEGMENT REPORTING

For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC’s condensed consolidated balance sheets and statements of operations can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and advisory services segments are detailed in Notes C, D, and N, respectively. An analysis of IFC’s major components of income and expense by business segment for the three and six months ended December 31, 2018 and 2017, is provided below (US$ millions):

	Three months ended December 31, 2018
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$403	$—	$—	$403
Provision for losses on loans, guarantees, accrued interest and other receivables	(20)	—	—	(20)
Loss from equity investments and associated derivatives	(312)	—	—	(312)
Income from debt securities, including and realized gains and losses on debt securities and associated derivatives	91	—	—	91
Income from liquid asset trading activities	—	360	—	360
Charges on borrowings	(184)	(213)	—	(397)
Advisory services income	—	—	86	86
Service fees and other income	43	—	—	43
Administrative expenses	(295)	(7)	(31)	(333)
Advisory services expenses	—	—	(95)	(95)
Expense from pension and other postretirement benefit plans	(1)	—	—	(1)
Other expenses	(9)	—	—	(9)
Foreign currency transaction gains and losses on non-trading activities	(36)	(4)	—	(40)
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(320)	136	(40)	(224)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(68)	(109)	—	(177)
Net (loss) income	$(388)	$27	$(40)	$(401)
* Less than $0.5 million.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L - SEGMENT REPORTING (continued)

	Six months ended December 31, 2018
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$848	$—	$—	$848
Provision for losses on loans, guarantees, accrued interest and other receivables	(51)	—	—	(51)
Loss from equity investments and associated derivatives	(833)	—	—	(833)
Loss from debt securities, including and realized gains and losses on debt securities and associated derivatives	(56)	—	—	(56)
Income from liquid asset trading activities	—	562	—	562
Charges on borrowings	(349)	(405)	—	(754)
Advisory services income	—	—	144	144
Service fees and other income	118	—	—	118
Administrative expenses	(584)	(18)	(59)	(661)
Advisory services expenses	—	—	(163)	(163)
Expense from pension and other postretirement benefit plans	(2)	—	(1)	(3)
Other expenses	(15)	—	—	(15)
Foreign currency transaction gains and losses on non-trading activities	125	22	—	147
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(799)	161	(79)	(717)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(9)	(121)	—	(130)
Net (loss) income	$(808)	$40	$(79)	$(847)
* Less than $0.5 million.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L - SEGMENT REPORTING (continued)

	Three months ended December 31, 2017
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$342	$—	$—	$342
Provision for losses on loans, guarantees, accrued interest and other receivables	(1)	—	—	(1)
Income from equity investments and associated derivatives	318	—	—	318
Income from debt securities, including and realized gains and losses on debt securities and associated derivatives	55	—	—	55
Income from liquid asset trading activities	—	155	—	155
Charges on borrowings	(101)	(135)	—	(236)
Advisory services income	—	—	78	78
Service fees and other income	71	—	—	71
Administrative expenses	(251)	(4)	(15)	(270)
Advisory services expenses	—	—	(86)	(86)
Expense from pension and other postretirement benefit plans	(43)	(2)	(16)	(61)
Other expenses	(8)	—	—	(8)
Foreign currency transaction gains and losses on non-trading activities	(11)	(11)	—	(22)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	371	3	(39)	335
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	106	(99)	—	7
Net income (loss)	$477	$(96)	$(39)	$342

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L - SEGMENT REPORTING (continued)

	Six months ended December 31, 2017
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$658	$—	$—	$658
Provision for losses on loans, guarantees, accrued interest and other receivables	(92)	—	—	(92)
Income from equity investments and associated derivatives	442	—	—	442
Income from debt securities, including and realized gains and losses on debt securities and associated derivatives	102	—	—	102
Income from liquid asset trading activities	—	367	—	367
Charges on borrowings	(190)	(263)	—	(453)
Advisory services income	—	—	133	133
Service fees and other income	124	—	—	124
Administrative expenses	(479)	(9)	(31)	(519)
Advisory services expenses	—	—	(147)	(147)
Expense from pension and other postretirement benefit plans	(87)	(5)	(30)	(122)
Other expenses	(18)	—	—	(18)
Foreign currency transaction gains and losses on non-trading activities	(93)	(13)	—	(106)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	367	77	(75)	369
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	96	(30)	—	66
Net income (loss)	$463	$47	$(75)	$435

NOTE M - VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 226 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at December 31, 2018 (215 investments - June 30, 2018).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.
Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $34,749 million at December 31, 2018 ($36,579 million - June 30, 2018). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $5,771 million at December 31, 2018 ($5,603 million - June 30, 2018).
IFC transacts with a VIE as the primary beneficiary to construct an office building at 2100 K Street adjacent to its current office premise. The building is currently under construction and reported as construction-in-progress, included in “Receivables and other assets” on IFC’s Condensed Consolidated Balance Sheet.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M - VARIABLE INTEREST ENTITIES (continued)

The industry sector and geographical regional analysis of IFC’s maximum exposures as a result of its investment in these VIEs at December 31, 2018 and June 30, 2018 is as follows (US$ millions):

	December 31, 2018
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Asia
Manufacturing, agribusiness and services	$210	$30	$23	$—	$—	$263
Financial markets	109	108	2	—	—	219
Infrastructure and natural resources	547	142	19	—	6	714
Telecom, media & technology, and venture investing	6	285	—	—	—	291
Total Asia	872	565	44	—	6	1,487
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	285	59	—	—	—	344
Financial markets	118	—	149	—	—	267
Infrastructure and natural resources	588	143	4	—	41	776
Telecom, media & technology, and venture investing	—	112	13	—	—	125
Total Europe, Middle East and North Africa	991	314	166	—	41	1,512
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	121	127	15	5	—	268
Financial markets	116	62	32	—	—	210
Infrastructure and natural resources	857	241	—	—	45	1,143
Telecom, media & technology, and venture investing	33	224	—	—	4	261
Total Sub-Saharan Africa, Latin America and Caribbean	1,127	654	47	5	49	1,882
Other
Manufacturing, agribusiness and services	—	40	—	—	—	40
Financial markets	494	55	77	—	8	634
Infrastructure and natural resources	194	—	—	—	—	194
Telecom, media & technology, and venture investing	—	22	—	—	—	22
Total Other	688	117	77	—	8	890
Maximum exposure to VIEs	$3,678	$1,650	$334	$5	$104	$5,771
of which:
Carrying value	2,927	1,222	328	—	65	4,542
Committed but not disbursed	751	428	6	5	39	1,229

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M - VARIABLE INTEREST ENTITIES (continued)

	June 30, 2018
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Asia
Manufacturing, agribusiness and services	$183	$14	$65	$—	$—	$262
Financial markets	135	7	2	—	—	144
Infrastructure and natural resources	817	134	29	—	6	986
Telecom, media & technology, and venture investing	6	283	—	—	—	289
Total Asia	1,141	438	96	—	6	1,681
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	214	38	108	—	—	360
Financial markets	4	—	182	—	—	186
Infrastructure and natural resources	627	145	4	—	25	801
Telecom, media & technology, and venture investing	—	111	12	—	—	123
Total Europe, Middle East and North Africa	845	294	306	—	25	1,470
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	128	125	30	5	—	288
Financial markets	17	32	34	—	—	83
Infrastructure and natural resources	904	147	13	—	46	1,110
Telecom, media & technology, and venture investing	37	203	11	—	6	257
Total Sub-Saharan Africa, Latin America and Caribbean	1,086	507	88	5	52	1,738
Other
Manufacturing, agribusiness and services	—	37	—	—	—	37
Financial markets	147	78	226	—	8	459
Infrastructure and natural resources	203	1	—	—	—	204
Telecom, media & technology, and venture investing	—	14	—	—	—	14
Total Other	350	130	226	—	8	714
Maximum exposure to VIEs	$3,422	$1,369	$716	$5	$91	$5,603
of which:
Carrying value	2,761	1,025	648	—	54	4,488
Committed but not disbursed	661	344	68	5	37	1,115

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE N - ADVISORY SERVICES

IFC provides advisory services to government and private sector clients. IFC's advisory services to governments on investment climate and financial sector development are delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other donors and IFC’s operations via retained earnings and operating budget allocations as well as fees received from the recipients of the services.
IFC administers donor funds through trust funds. Donor funds are restricted for purposes specified in agreements with the donors.
Donor funds under administration and IFC’s funding can be commingled in accordance with administration agreements with donors. The commingled funds are held in a separate liquid asset investment portfolio managed by IBRD, which is not commingled with IFC’s other liquid assets and is reported at fair value in other assets. Donor funds are refundable until expended for their designated purpose.
As of December 31, 2018, other assets include undisbursed donor funds of $593 million ($511 million - June 30, 2018) and IFC’s advisory services funding of $251 million ($234 million - June 30, 2018). Included in other liabilities as of December 31, 2018 is $593 million ($511 million - June 30, 2018) of refundable undisbursed donor funds.

NOTE O - PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in a Staff Retirement Plan (SRP), a Retired Staff Benefits Plan and Trust (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.
All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and six months ended December 31, 2018 and 2017 (US$ millions). The components of net periodic pension cost, other than the service cost component, are included in “Pension and other postretirement benefit plans” in the condensed consolidated statement of operations. From the quarter ended September 30, 2018, the service costs are included in “Administrative expenses”.

	Three months ended December 31,
	2018				2017
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost
Service cost	$43	$9	$8	$60	$41	$10	$7	$58
Other components:
Interest cost	41	6	6	53	36	6	5	47
Expected return on plan assets	(52)	(9)	—	(61)	(47)	(8)	—	(55)
Amortization of unrecognized prior service cost	1	—	1	2	1	1	—	2
Amortization of unrecognized net actuarial losses	2	—	5	7	4	—	5	9
Subtotal	(8)	(3)	12	1	(6)	(1)	10	3
Net periodic pension cost	$35	$6	$20	$61	$35	$9	$17	$61
* Less than $0.5 million.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE O - PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

	Six months ended December 31,
	2018				2017
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost
Service cost	$84	$18	$17	$119	$81	$19	$15	$115
Other components:
Interest cost	84	13	12	109	72	12	10	94
Expected return on plan assets	(105)	(18)	—	(123)	(93)	(16)	—	(109)
Amortization of unrecognized prior service cost	1	1	1	3	1	2	1	4
Amortization of unrecognized net actuarial losses	3	—	11	14	8	—	10	18
Sub total	(17)	(4)	24	3	(12)	(2)	21	7
Net periodic pension cost	$67	$14	$41	$122	$69	$17	$36	$122

NOTE P - OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL
IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its condensed consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below (US$ millions). The gross and net positions include derivative assets of $345 million and derivative liabilities of $97 million as of December 31, 2018, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

December 31, 2018
Assets	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$3,145	*	$1,914	$174	***	$1,057
Resale agreements	—		—	—		—
Total assets	$3,145		$1,914	$174		$1,057

December 31, 2018
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$5,206	**	$1,914	$2,444	$848
Repurchase and securities lending agreements	6,590		6,590	—	—
Total liabilities	$11,796		$8,504	$2,444	$848

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P - OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

June 30, 2018
Assets	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$3,450	*	$1,948	$432	***	$1,070
Resale agreements	—		—	—		—
Total assets	$3,450		$1,948	$432		$1,070

June 30, 2018
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$4,724	**	$1,948	$1,819	$957
Repurchase and securities lending agreements	6,129		6,129	—	—
Total liabilities	$10,853		$8,077	$1,819	$957
* Includes accrued income of $708 million and $641 million as of December 31, 2018 and June 30, 2018 respectively.
** Includes accrued charges of $508 million and $435 million as of December 31, 2018 and June 30, 2018 respectively.
*** Includes cash collateral of $150 million and $210 million as of December 31, 2018 and June 30, 2018 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.
IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.
IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s condensed consolidated balance sheet. As of December 31, 2018, $2,466 million of cash collateral was posted under CSAs ($1,987 million June 30, 2018). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of December 31, 2018, IFC had $187 million ($236 million at June 30, 2018) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs as of December 31, 2018, all of which may be rehypothecated was $27 million ($231 million - June 30, 2018). As of December 31, 2018, $27 million of such collateral was rehypothecated under securities lending agreements ($8 million - June 30, 2018).
Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At December 31, 2018, trading securities with a carrying amount (fair value) of $203 million ($202 million - June 30, 2018) were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $2,720 million ($2,262 million - June 30, 2018).

INTERNATIONAL FINANCE CORPORATION	Page 83

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P - OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $46 million at December 31, 2018 ($61 million at June 30, 2018). At December 31, 2018, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $0 would be required to be posted against net liability positions with counterparties at December 31, 2018 ($0 at June 30, 2018).
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of December 31, 2018, was $0 ($0 - June 30, 2018).
The following table presents an analysis of IFC’s repurchase and securities lending transactions by (1) class of collateral pledged and (2) their remaining contractual maturity as of December 31, 2018 and June 30, 2018 (US$ millions):

	Remaining Contractual Maturity of the Agreements - December 31, 2018
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$6,486	$98	$—	$6,584
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—
Total Repurchase agreements	—	6,486	98	—	6,584
Securities lending transactions
U.S. Treasury securities	$27	$—	$—	$—	$27
Total Securities lending transactions	27	—	—	—	27
Total Repurchase agreements and Securities lending transactions	$27	$6,486	$98	$—	$6,611	*
As of December 31, 2018, IFC has no repurchase-to-maturity transactions outstanding.
* Includes accrued interest.

	Remaining Contractual Maturity of the Agreements - June 30, 2018
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$6,128	$—	$—	$6,128
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—
Total Repurchase agreements	—	6,128	—	—	6,128
Securities lending transactions
U.S. Treasury securities	$8	$—	$—	$—	$8
Total Securities lending transactions	8	—	—	—	8
Total Repurchase agreements and Securities lending transactions	$8	$6,128	$—	$—	$6,136	*
As of June 30, 2018, IFC has no repurchase-to-maturity transactions outstanding.
* Includes accrued interest.

INTERNATIONAL FINANCE CORPORATION	Page 84

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE Q - RELATED PARTY TRANSACTIONS

IFC transacts with affiliated organizations by providing grants to IDA, receiving loans, participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other postretirement plans.
As part of the IDA 18 Replenishment, a $2.5 billion IDA 18 IFC-MIGA Private Sector Window (PSW) has been created to mobilize private sector investment in IDA-only and IDA-eligible fragile and conflict-affected states. Under the fee arrangement for the PSW, IDA will receive a fee for transactions executed under this window and will reimburse IFC and MIGA for the related costs incurred in administering below transactions.
IDA PSW transactions (in US$ millions)

Facility	USD Notional	Net Asset/(Liability) position	Description	Balance Sheet Location
Local currency	29	2	Currency swaps with IDA to support local currency denominated loans	Derivative assets/liabilities

Facility	Commitments	Net Asset/(Liability) position	Description	Balance Sheet Location
Blended Finance	12	(*)	Funding for IFC's PSW equity investment	Payables and other liabilities
Blended Finance	50	-	Guarantee from IDA that shares the first loss to support IFC's Small Loan Guarantee Program in PSW eligible countries	Off-balance sheet item
* Less than $0.5 million.
During the quarter ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1,179 million. The Note requires payments totaling $1,318 million, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.
IFC has investments where IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence, and equity interests in private equity funds. However, IFC’s transactions with its investment affiliates are limited to IFC’s equity and debt investments and disclosed in other footnotes.

NOTE R - SUBSEQUENT EVENTS
The fair value of IFC’s listed equity investments is based on market prices of such investments as of December 31, 2018. Changes in market prices subsequent to December 31, 2018 will be reported in the period in which such change occurs.
NOTE S - CONTINGENCIES
In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.

INDEPENDENT AUDITORS’ REVIEW REPORT

President and Board of Directors
International Finance Corporation:
We have reviewed the accompanying condensed consolidated balance sheet of the International Finance Corporation and its subsidiaries (“IFC”) as of December 31, 2018, and the related condensed consolidated statements of operations and comprehensive income (loss) for the three-month and six-month periods ended December 31, 2018, and the related condensed consolidated statements of changes in capital and cash flows for the six-month period ended December 31, 2018 (the "interim financial information"). The condensed consolidated statements of operations and comprehensive income (loss) for the three- and six-month periods ended December 31, 2017 and the condensed consolidated statements of changes in capital and cash flows for the six-month period ended December 31, 2017, were reviewed by other auditors whose report dated February 14, 2018, stated that based on their review, they were not aware of any material modifications that should be made to those statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. The consolidated balance sheet of IFC as of June 30, 2018, and the related consolidated statements of operations, comprehensive income (loss), changes in capital, and cash flows for the year then ended (not presented herein), were audited by other auditors whose report dated August 9, 2018, expressed an unmodified opinion on those statements.
Management’s Responsibility for the Interim Financial Information
IFC’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.
Auditors’ Responsibility
Our responsibility is to conduct our review in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.
Conclusion
Based on our review, we are not aware of any material modifications that should be made to the interim financial information as of December 31, 2018 and for the three-month and six-month periods ended December 31, 2018, referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

February 14, 2019

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Quarter Ending Date
September 30, 2018
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_20XXXXX	AUD	150,000,000	111,412,500	3.15	26-Jul-18
19_42XXXXX	AUD	50,000,000	36,360,000	3.15	13-Aug-18
19_56XXXXX	AUD	100,000,000	72,325,000	4.00	31-Aug-18
19_61XXXXX	AUD	300,000,000	213,795,000	4.25	10-Sep-18
19_69XXXXX	AUD	50,000,000	36,027,500	3.15	18-Sep-18
19_74XXXXX	AUD	75,000,000	54,630,000	3.20	21-Sep-18
	Sum Of Notional	725,000,000	524,550,000
19_07XXXXX	BRL	30,000,000	7,736,944	6.20	12-Jul-18
19_19XXXXX	BRL	6,000,000	1,566,662	—	20-Jul-18
19_16XXXXX	BRL	12,000,000	3,172,924	6.00	24-Jul-18
19_26XXXXX	BRL	17,000,000	4,538,659	6.20	27-Jul-18
19_40XXXXX	BRL	25,000,000	6,576,697	6.20	10-Aug-18
19_41XXXXX	BRL	75,000,000	19,730,092	7.50	10-Aug-18
19_49XXXXX	BRL	80,000,000	20,499,680	8.25	16-Aug-18
19_59XXXXX	BRL	17,000,000	4,187,553	6.20	10-Sep-18
19_63XXXXX	BRL	75,000,000	18,474,499	7.50	10-Sep-18
19_70XXXXX	BRL	17,000,000	4,086,391	6.20	19-Sep-18
19_82XXXXX	BRL	75,000,000	18,688,794	7.50	28-Sep-18
	Sum Of Notional	429,000,000	109,258,895
19_14XXXXX	CAD	500,000,000	377,614,984	2.38	19-Jul-18
	Sum Of Notional	500,000,000	377,614,984
19_72XXXXX	CNY	300,000,000	43,794,661	3.70	20-Sep-18
	Sum Of Notional	300,000,000	43,794,661
19_518XXXX	CRC	5,668,000,000	9,987,665	8.44	26-Jul-18
	Sum Of Notional	5,668,000,000	9,987,665
19_37XXXXX	EUR	50,000,000	57,032,500	—	14-Aug-18
19_45XXXXX	EUR	40,000,000	45,626,000	1.94	14-Aug-18
19_46XXXXX	EUR	10,000,000	11,406,500	1.85	14-Aug-18
19_64XXXXX	EUR	40,000,000	46,338,000	1.89	11-Sep-18
19_68XXXXX	EUR	10,000,000	11,662,000	1.83	17-Sep-18
19_77XXXXX	EUR	50,000,000	57,902,500	1.98	28-Sep-18
	Sum Of Notional	200,000,000	229,967,500
19_05XXXXX	GBP	350,000,000	462,087,500	1.25	12-Jul-18
19_54XXXXX	GBP	500,000,000	644,400,000	1.38	29-Aug-18
	Sum Of Notional	850,000,000	1,106,487,500
19_10XXXXX	JPY	5,642,000,000	50,785,364	3.32	23-Jul-18
19_11XXXXX	JPY	545,000,000	4,905,711	1.00	23-Jul-18
19_21XXXXX	JPY	1,333,000,000	12,027,972	0.10	26-Jul-18
19_38XXXXX	JPY	650,000,000	5,845,324	6.10	29-Aug-18
19_55XXXXX	JPY	100,000,000	900,050	2.30	10-Sep-18
19_66XXXXX	JPY	1,000,000,000	8,866,427	1.00	27-Sep-18
19_67XXXXX	JPY	1,000,000,000	8,866,427	1.20	27-Sep-18
19_76XXXXX	JPY	1,115,000,000	9,886,066	7.81	27-Sep-18
	Sum Of Notional	11,385,000,000	102,083,341

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Quarter Ending Date
September 30, 2018
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_519XXXX	KZT	8,577,000,000	24,575,227	8.30	1-Aug-18
19_547XXXX	KZT	2,005,867,110	5,403,300	8.30	17-Sep-18
	Sum Of Notional	10,582,867,110	29,978,527
18_369XXXX	MXN	100,000,000	4,985,840	7.02	2-Jul-18
19_09XXXXX	MXN	22,000,000	1,161,195	5.60	17-Jul-18
19_53XXXXX	MXN	250,000,000	13,319,836	7.25	28-Aug-18
19_48XXXXX	MXN	233,000,000	12,163,481	7.02	7-Sep-18
19_71XXXXX	MXN	23,000,000	1,226,739	6.00	20-Sep-18
	Sum Of Notional	628,000,000	32,857,091
19_57XXXXX	NZD	600,000,000	394,980,000	2.63	7-Sep-18
	Sum Of Notional	600,000,000	394,980,000
19_18XXXXX	RUB	500,000,000	7,868,997	6.75	20-Jul-18
19_44XXXXX	RUB	1,000,000,000	14,671,846	5.50	13-Aug-18
19_65XXXXX	RUB	500,000,000	7,196,259	6.75	12-Sep-18
19_73XXXXX	RUB	140,000,000	2,131,466	4.50	25-Sep-18
	Sum Of Notional	2,140,000,000	31,868,568
19_06XXXXX	SEK	1,000,000,000	112,063,652	0.52	13-Jul-18
19_79XXXXX	SEK	500,000,000	56,214,199	0.90	28-Sep-18
19_80XXXXX	SEK	500,000,000	56,214,199	0.52	28-Sep-18
	Sum Of Notional	2,000,000,000	224,492,050
19_01XXXXX	TRY	20,000,000	4,196,920	10.00	11-Jul-18
18_374XXXX	TRY	20,000,000	4,149,851	15.00	12-Jul-18
19_02XXXXX	TRY	50,000,000	10,374,628	—	12-Jul-18
19_04XXXXX	TRY	50,000,000	10,374,628	10.40	12-Jul-18
19_08XXXXX	TRY	50,000,000	10,374,628	—	12-Jul-18
19_12XXXXX	TRY	50,000,000	10,324,712	—	16-Jul-18
19_15XXXXX	TRY	50,000,000	10,341,689	—	19-Jul-18
19_22XXXXX	TRY	100,000,000	20,529,665	—	25-Jul-18
18_365XXXX	TRY	31,000,000	6,318,149	—	30-Jul-18
19_24XXXXX	TRY	2,840,000	578,824	17.72	30-Jul-18
19_25XXXXX	TRY	52,630,000	10,726,587	5.00	30-Jul-18
19_32XXXXX	TRY	25,000,000	5,107,252	—	31-Jul-18
19_29XXXXX	TRY	250,000,000	50,797,521	16.00	1-Aug-18
19_36XXXXX	TRY	20,000,000	3,947,888	—	2-Aug-18
19_33XXXXX	TRY	15,000,000	2,953,628	9.00	3-Aug-18
19_35XXXXX	TRY	50,000,000	9,845,427	10.40	3-Aug-18
19_43XXXXX	TRY	20,000,000	3,364,455	—	10-Aug-18
19_39XXXXX	TRY	75,000,000	12,206,038	—	15-Aug-18
19_03XXXXX	TRY	4,000,000	650,195	15.15	17-Aug-18
19_28XXXXX	TRY	107,000,000	16,544,260	—	29-Aug-18
	Sum Of Notional	1,042,470,000	203,706,945
19_17XXXXX	USD	25,000,000	25,000,000	2.69	20-Jul-18
19_23XXXXX	USD	150,000,000	150,000,000	2.52	25-Jul-18
19_30XXXXX	USD	1,119,000	1,119,000	2.75	27-Jul-18

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Quarter Ending Date
September 30, 2018
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
19_27XXXXX	USD	46,780,000	46,780,000	0.10	30-Jul-18
19_31XXXXX	USD	2,000,000,000	2,000,000,000	2.88	31-Jul-18
19_13XXXXX	USD	61,000,000	61,000,000	2.26	17-Aug-18
19_50XXXXX	USD	8,032,000	8,032,000	2.75	17-Aug-18
19_51XXXXX	USD	150,000,000	150,000,000	2.52	24-Aug-18
19_52XXXXX	USD	32,150,000	32,150,000	0.10	28-Aug-18
19_60XXXXX	USD	55,000,000	55,000,000	2.75	6-Sep-18
19_47XXXXX	USD	28,600,000	28,600,000	2.27	7-Sep-18
19_62XXXXX	USD	20,000,000	20,000,000	2.16	7-Sep-18
19_75XXXXX	USD	100,000,000	100,000,000	2.51	25-Sep-18
	Sum Of Notional	2,677,681,000	2,677,681,000
18_725XXXX	UZS	80,000,000,000	10,195,953	9.45	6-Jul-18
	Sum Of Notional	80,000,000,000	10,195,953
18_359XXXX	ZAR	22,000,000	1,632,877	7.00	10-Jul-18
18_367XXXX	ZAR	59,000,000	4,476,615	6.28	30-Jul-18
19_34XXXXX	ZAR	65,100,000	4,457,897	6.26	30-Aug-18
19_58XXXXX	ZAR	62,500,000	4,432,656	6.46	27-Sep-18
	Sum Of Notional	208,600,000	15,000,045

TOTAL NEW MARKET BORROWINGS			6,124,504,725

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
09_56XXXXX	AUD	80,000,000	57,984,000	0.50	25-Sep-18
	Sum Of Notional	80,000,000	57,984,000
15_178XXXX	BRL	9,170,000	2,343,471	9.20	5-Jul-18
17_47_B3XX	BRL	25,000,000	6,447,453	—	12-Jul-18
15_12XXXXX	BRL	236,000,000	63,991,323	8.88	26-Jul-18
16_203_B2X	BRL	46,000,000	12,101,124	—	10-Aug-18
17_11_B1XX	BRL	10,000,000	2,630,679	—	10-Aug-18
16_33XXXXX	BRL	3,500,000	855,160	9.00	25-Sep-18
	Sum Of Notional	329,670,000	88,369,210
15_164_B1X	INR	480,000,000	6,973,957	6.45	23-Jul-18
15_164_B2X	INR	531,350,000	7,397,842	6.45	14-Sep-18
	Sum Of Notional	1,011,350,000	14,371,799
18_257_B1X	JPY	690,000,000	6,238,134	1.20	1-Jul-18
18_366_B1X	JPY	16,000,000	143,814	0.10	11-Jul-18
06_18_B1XX	JPY	1,000,000,000	9,002,926	0.70	28-Aug-18
	Sum Of Notional	1,706,000,000	15,384,874
18_582XXXX	KZT	1,335,000,000	3,596,153	7.00	17-Sep-18
	Sum Of Notional	1,335,000,000	3,596,153
14_02XXXXX	MXN	129,600,000	6,931,779	3.88	26-Jul-18
14_06XXXXX	MXN	436,800,000	23,150,307	3.78	22-Aug-18
14_05XXXXX	MXN	38,000,000	2,024,615	3.62	28-Aug-18

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Quarter Ending Date
September 30, 2018
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_51XXXXX	MXN	210,000,000	10,812,175	6.16	4-Sep-18
14_15XXXXX	MXN	67,550,000	3,553,916	4.22	26-Sep-18
14_11XXXXX	MXN	40,000,000	2,116,861	4.15	27-Sep-18
	Sum Of Notional	921,950,000	48,589,653
17_59_B1XX	NGN	3,300,000,000	9,108,000	13.70	23-Aug-18
17_54_B1XX	NGN	1,360,000,000	3,780,800	13.70	7-Sep-18
17_65_B1XX	NGN	5,200,000,000	14,456,000	13.70	7-Sep-18
	Sum Of Notional	9,860,000,000	27,344,800
17_40XXXXX	NZD	1,300,000	863,655	1.11	27-Sep-18
	Sum Of Notional	1,300,000	863,655
17_140_B1X	RUB	503,500,000	7,966,722	6.74	5-Jul-18
16_18XXXXX	RUB	300,000,000	4,712,624	8.00	6-Aug-18
17_24_B1XX	RUB	500,000,000	7,196,259	11.00	12-Sep-18
	Sum Of Notional	1,303,500,000	19,875,605
16_198XXXX	TRY	2,700,000	554,005	7.00	27-Jul-18
16_24XXXXX	TRY	2,800,000	436,995	8.90	18-Sep-18
17_41XXXXX	TRY	2,800,000	462,267	6.60	27-Sep-18
	Sum Of Notional	8,300,000	1,453,267
11_88XXXXX	USD	10,000,000	10,000,000	—	16-Jul-18
14_101XXXX	USD	1,000,000,000	1,000,000,000	1.25	16-Jul-18
15_141XXXX	USD	150,000,000	150,000,000	1.25	16-Jul-18
15_147XXXX	USD	150,000,000	150,000,000	1.25	16-Jul-18
15_52XXXXX	USD	100,000,000	100,000,000	1.25	16-Jul-18
16_102XXXX	USD	50,000,000	50,000,000	1.25	16-Jul-18
16_140XXXX	USD	100,000,000	100,000,000	1.25	16-Jul-18
16_60XXXXX	USD	120,000,000	120,000,000	1.25	16-Jul-18
16_63XXXXX	USD	100,000,000	100,000,000	1.25	16-Jul-18
04_18XXXXX	USD	36,000,000	36,000,000	1.00	17-Jul-18
18_295_B1X	USD	556,590	556,590	—	17-Jul-18
16_04XXXXX	USD	6,000,000	6,000,000	0.05	20-Jul-18
17_268XXXX	USD	20,206,340	20,206,340	0.15	27-Jul-18
18_49XXXXX	USD	37,128,000	37,128,000	1.33	1-Aug-18
19_27_B1XX	USD	30,000	30,000	0.10	6-Aug-18
17_34XXXXX	USD	25,000,000	25,000,000	0.88	13-Aug-18
18_357_B1X	USD	924,370	924,370	—	13-Aug-18
14_16XXXXX	USD	3,500,000,000	3,500,000,000	1.75	4-Sep-18
17_69XXXXX	USD	25,000,000	25,000,000	0.93	14-Sep-18
18_32XXXXX	USD	13,021,160	13,021,160	—	28-Sep-18
	Sum Of Notional	5,443,866,460	5,443,866,460
16_14XXXXX	ZAR	100,000,000	7,049,700	6.27	28-Aug-18
18_50XXXXX	ZAR	155,000,000	10,193,680	5.91	4-Sep-18
19_34_B1XX	ZAR	5,460,000	359,800	6.26	10-Sep-18
	Sum Of Notional	260,460,000	17,603,180

TOTAL MATURED MARKET BORROWINGS			5,739,302,656

INTERNATIONAL FINANCE CORPORATION	Page 90

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Quarter Ending Date
September 30, 2018
Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	61,167,978	61,167,978	1.84	17-Sep-18
	Sum Of Notional	61,167,978	61,167,978

TOTAL MATURED IBRD AND IDA BORROWINGS			61,167,978

Net increase in Short-term Borrowings for the quarter ended September 30, 2018			161,138,797

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

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Quarter Ending Date
December 31, 2018
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_89XXXXX	AUD	75,000,000	53,602,500	3.20	18-Oct-18
	Sum Of Notional	75,000,000	53,602,500
19_78XXXXX	BRL	17,000,000	4,198,516	6.20	1-Oct-18
19_88XXXXX	BRL	10,000,000	2,643,405	6.20	15-Oct-18
19_90XXXXX	BRL	10,000,000	2,679,169	6.20	25-Oct-18
19_97XXXXX	BRL	30,000,000	8,092,033	6.20	5-Nov-18
19_102XXXX	BRL	25,000,000	6,643,900	—	13-Nov-18
19_109XXXX	BRL	30,000,000	7,872,879	6.20	14-Nov-18
19_117XXXX	BRL	15,000,000	3,889,739	6.20	30-Nov-18
19_135XXXX	BRL	5,000,000	1,285,331	6.00	19-Dec-18
19_139XXXX	BRL	25,000,000	6,478,362	6.20	20-Dec-18
	Sum Of Notional	167,000,000	43,783,334
19_98XXXXX	CLP	2,070,000,000	3,068,258	2.30	7-Nov-18
	Sum Of Notional	2,070,000,000	3,068,258
19_86XXXXX	EUR	10,000,000	11,580,000	1.89	12-Oct-18
19_112XXXX	EUR	10,000,000	11,432,000	0.08	20-Nov-18
19_116XXXX	EUR	15,000,000	17,057,250	1.85	30-Nov-18
19_131XXXX	EUR	50,000,000	56,755,000	1.60	17-Dec-18
19_133XXXX	EUR	10,000,000	11,424,500	1.78	21-Dec-18
19_141XXXX	EUR	20,000,000	22,778,000	1.83	27-Dec-18
	Sum Of Notional	115,000,000	131,026,750
19_100XXXX	GBP	150,000,000	197,415,000	1.25	7-Nov-18
	Sum Of Notional	150,000,000	197,415,000
19_118XXXX	HKD	200,000,000	25,575,284	2.40	3-Dec-18
	Sum Of Notional	200,000,000	25,575,284
19_554XXXX	IDR	2,000,000,000,000	131,319,764	8.00	9-Oct-18
	Sum Of Notional	2,000,000,000,000	131,319,764
19_562XXXX	INR	7,347,000,000	100,143,120	7.45	26-Oct-18
	Sum Of Notional	7,347,000,000	100,143,120
19_83XXXXX	JPY	100,000,000	894,975	4.52	15-Oct-18
19_121XXXX	JPY	300,000,000	2,662,761	3.91	10-Dec-18
	Sum Of Notional	400,000,000	3,557,736
19_81XXXXX	MXN	58,000,000	3,128,709	6.00	1-Oct-18
19_94XXXXX	MXN	58,000,000	2,964,553	6.00	26-Oct-18
19_113XXXX	MXN	500,000,000	24,566,765	8.50	23-Nov-18
19_93XXXXX	MXN	555,000,000	27,466,817	7.50	29-Nov-18
19_128XXXX	MXN	2,400,000,000	118,810,411	—	17-Dec-18
	Sum Of Notional	3,571,000,000	176,937,255
19_125XXXX	NOK	1,055,000,000	121,211,425	4.00	19-Dec-18
	Sum Of Notional	1,055,000,000	121,211,425
19_99XXXXX	PLN	25,000,000	6,619,623	1.25	6-Nov-18
	Sum Of Notional	25,000,000	6,619,623
19_110XXXX	RON	100,000,000	24,212,196	3.35	28-Nov-18
	Sum Of Notional	100,000,000	24,212,196

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Quarter Ending Date
December 31, 2018
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_91XXXXX	RUB	200,000,000	3,045,299	4.50	25-Oct-18
	Sum Of Notional	200,000,000	3,045,299
19_138XXXX	SEK	200,000,000	22,078,711	1.87	19-Dec-18
	Sum Of Notional	200,000,000	22,078,711
19_95XXXXX	TRY	200,000,000	36,208,598	—	30-Oct-18
19_96XXXXX	TRY	50,000,000	9,143,107	—	2-Nov-18
19_103XXXX	TRY	50,000,000	9,102,163	17.00	9-Nov-18
19_111XXXX	TRY	50,000,000	9,254,375	—	15-Nov-18
19_115XXXX	TRY	50,000,000	9,546,175	17.00	27-Nov-18
19_119XXXX	TRY	17,000,000	3,195,279	12.00	4-Dec-18
19_123XXXX	TRY	30,000,000	5,638,727	17.00	4-Dec-18
19_124XXXX	TRY	200,000,000	37,409,749	14.00	18-Dec-18
19_136XXXX	TRY	20,000,000	3,740,975	17.00	18-Dec-18
19_137XXXX	TRY	100,000,000	18,704,874	—	18-Dec-18
19_126XXXX	TRY	80,000,000	15,203,200	—	20-Dec-18
19_140XXXX	TRY	27,000,000	5,106,286	12.00	27-Dec-18
19_142XXXX	TRY	100,000,000	18,912,172	—	27-Dec-18
	Sum Of Notional	974,000,000	181,165,680
19_84XXXXX	USD	100,000,000	100,000,000	3.06	4-Oct-18
19_85XXXXX	USD	15,983,830	15,983,830	—	4-Oct-18
19_87XXXXX	USD	3,357,000	3,357,000	3.00	12-Oct-18
19_561_1XX	USD	6,470,000	6,470,000	8.00	25-Oct-18
19_108XXXX	USD	8,490,000	8,490,000	3.00	8-Nov-18
19_104XXXX	USD	14,392,000	14,392,000	2.98	9-Nov-18
19_105XXXX	USD	14,189,000	14,189,000	2.87	9-Nov-18
19_106XXXX	USD	14,607,000	14,607,000	3.05	9-Nov-18
19_107XXXX	USD	14,005,000	14,005,000	2.63	9-Nov-18
19_101XXXX	USD	100,000,000	100,000,000	3.00	13-Nov-18
19_114XXXX	USD	12,610,000	12,610,000	0.10	26-Nov-18
19_92XXXXX	USD	12,400,000	12,400,000	2.56	29-Nov-18
19_129XXXX	USD	10,408,000	10,408,000	3.00	6-Dec-18
19_120XXXX	USD	2,500,000	2,500,000	3.00	10-Dec-18
19_127XXXX	USD	60,000,000	60,000,000	4.35	10-Dec-18
19_130XXXX	USD	60,000,000	60,000,000	4.35	10-Dec-18
19_134XXXX	USD	5,950,000	5,950,000	0.10	17-Dec-18
19_583_1XX	USD	5,000,000	5,000,000	9.00	20-Dec-18
	Sum Of Notional	460,361,830	460,361,830
19_580XXXX	UZS	123,000,000,000	14,834,791	9.45	11-Dec-18
19_586XXXX	UZS	113,000,000,000	13,576,721	9.70	18-Dec-18
	Sum Of Notional	236,000,000,000	28,411,512

TOTAL NEW MARKET BORROWINGS			1,713,535,276

INTERNATIONAL FINANCE CORPORATION	Page 93

Reporting to SEC on New and Matured Borrowings
\

Quarter Ending Date
December 31, 2018
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
14_23XXXXX	AUD	21,900,000	15,608,130	3.51	16-Oct-18
14_31XXXXX	AUD	86,100,000	62,663,580	3.41	20-Nov-18
09_99XXXXX	AUD	60,000,000	43,161,000	0.50	18-Dec-18
	Sum Of Notional	168,000,000	121,432,710
16_156_B1X	BRL	49,380,000	13,396,636	10.00	23-Oct-18
15_53XXXXX	BRL	260,000,000	69,658,406	8.62	25-Oct-18
16_70XXXXX	BRL	155,590,000	41,394,631	10.47	19-Nov-18
17_109XXXX	BRL	100,000,000	26,428,807	—	21-Nov-18
17_116XXXX	BRL	32,000,000	8,457,218	—	21-Nov-18
17_134YYYY	BRL	100,000,000	26,428,808	—	21-Nov-18
17_47XXXXX	BRL	13,000,000	3,435,745	—	21-Nov-18
	Sum Of Notional	709,970,000	189,200,251
18_113XXXX	CLP	4,400,000,000	6,481,454	2.05	9-Nov-18
	Sum Of Notional	4,400,000,000	6,481,454
18_103XXXX	CNY	47,000,000	6,754,863	3.77	13-Nov-18
	Sum Of Notional	47,000,000	6,754,863
15_511XXXX	CRC	833,333,333	1,352,814	7.86	15-Nov-18
	Sum Of Notional	833,333,333	1,352,814
04_78XXXXX	HKD	185,000,000	23,620,891	5.28	21-Nov-18
	Sum Of Notional	185,000,000	23,620,891
15_164XXXX	INR	14,988,650,000	203,394,511	6.45	30-Oct-18
16_11XXXXX	INR	2,000,000,000	27,139,804	6.45	30-Oct-18
	Sum Of Notional	16,988,650,000	230,534,315
18_252_B1X	JPY	1,582,000,000	13,975,265	2.00	8-Oct-18
18_199_B1X	JPY	3,236,000,000	28,961,382	1.71	13-Oct-18
18_226_B1X	JPY	2,000,000,000	17,899,494	5.48	15-Oct-18
	Sum Of Notional	6,818,000,000	60,836,141
17_279_B1X	MXN	190,000,000	10,073,697	5.41	17-Oct-18
14_35XXXXX	MXN	40,000,000	1,994,396	3.76	18-Dec-18
	Sum Of Notional	230,000,000	12,068,093
18_584XXXX	RSD	101,405,000	972,710	3.75	17-Dec-18
	Sum Of Notional	101,405,000	972,710
17_159_B2X	RUB	537,200,000	8,219,975	6.16	23-Oct-18
17_111_B1X	RUB	531,300,000	7,883,661	6.70	28-Nov-18
17_140_B2X	RUB	690,300,000	10,305,292	6.74	7-Dec-18
16_86XXXXX	RUB	3,000,000,000	45,090,406	8.75	17-Dec-18
17_02XXXXX	RUB	1,500,000,000	22,545,203	8.75	17-Dec-18
17_153XXXX	RUB	1,000,000,000	15,030,135	8.75	17-Dec-18
17_164XXXX	RUB	500,000,000	7,515,068	8.75	17-Dec-18
17_187XXXX	RUB	750,000,000	11,272,602	8.75	17-Dec-18
17_261XXXX	RUB	500,000,000	7,515,068	8.75	17-Dec-18
18_01XXXXX	RUB	750,000,000	11,272,601	8.75	17-Dec-18
18_80XXXXX	RUB	500,000,000	7,515,068	8.75	17-Dec-18
	Sum Of Notional	10,258,800,000	154,165,079

INTERNATIONAL FINANCE CORPORATION	Page 94

Reporting to SEC on New and Matured Borrowings
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Quarter Ending Date
December 31, 2018
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
17_99XXXXX	SGD	100,000,000	72,684,983	1.03	17-Oct-18
	Sum Of Notional	100,000,000	72,684,983
12_23XXXXX	TRY	63,000,000	11,314,046	0.50	1-Nov-18
14_32XXXXX	TRY	163,700,000	30,619,880	6.74	20-Nov-18
17_100XXXX	TRY	2,800,000	532,623	6.05	28-Nov-18
	Sum Of Notional	229,500,000	42,466,549
15_159_B2X	USD	630,000	630,000	1.00	15-Oct-18
18_54XXXXX	USD	13,651,970	13,651,970	—	26-Oct-18
18_295_B2X	USD	749,300	749,300	—	13-Nov-18
18_357_B2X	USD	1,124,980	1,124,980	—	13-Nov-18
18_309XXXX	USD	8,435,000	8,435,000	2.06	15-Nov-18
18_48XXXXX	USD	15,000,000	15,000,000	5.19	26-Nov-18
16_73XXXXX	USD	500,000,000	500,000,000	1.25	27-Nov-18
19_114_B1X	USD	100,000	100,000	0.10	3-Dec-18
17_142XXXX	USD	20,000,000	20,000,000	10.27	5-Dec-18
17_167XXXX	USD	3,050,000	3,050,000	10.27	5-Dec-18
18_295_B3X	USD	4,219,430	4,219,430	—	11-Dec-18
18_357_B3X	USD	320,330	320,330	—	11-Dec-18
19_85_B1XX	USD	317,980	317,980	—	11-Dec-18
19_134_B1X	USD	180,000	180,000	0.10	27-Dec-18
	Sum Of Notional	567,778,990	567,778,990

TOTAL MATURED MARKET BORROWINGS			1,490,349,843

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date

	Sum Of Notional	—	—

TOTAL MATURED IBRD AND IDA BORROWINGS			—

Net increase in Short-term Borrowings for the quarter ended December 31, 2018			128,046,877

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.